FAC PROPERTYS LLC

FORM N-1A
(Securities Registration (Mutual Fund)

Filed 2012


Address C/O FAC PROPERTYS LLC
1329 NEEDHAM AVENUE
BRONX NEW YORK 10469
Telephone 347-843-843-8040
CIK 0001521373
Symbol FACF
Fiscal Year 05/12



1933 Act Registration No. 333-______
1940 Act Registration No. 811-22568





                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
Pre-Effective Amendment No. __                                               [ ]
Post-Effective Amendment No. __                                              [ ]
                                     and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [X]
Amendment No. __                                                             [ ]





FAC PROPERTYS LLC
(Exact Name of Registrant as Specified in Charter)


1329 Needham Avenue Bronx New York 10469
(Address of Principal Executive Offices)


(347)843-8040
(Registrant's Telephone Number, including Area Code)


Ferris A Christian
1329 Needham avenue Bronx New York 10469
(Name and Address of Agent for Service)

With copy to:
Ferris A Christian
1329 Needham Avenue Bronx New York 10469
Approximate Date of Proposed Public Offering:

As soon as practicable after the
Effective Date of this Registration Statement


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.


PART A


FORM N-1A

PROSPECTUS

CUSIP Number ________   NASDAQ Symbol ____

Prospectus             December ___, 2012

THE FAC PROPERTYS LLC SELECT VALUE FUND
A NO-LOAD MUTUAL FUND

prospectus includes information about The Piedmont Select Value Fund
(Fund), a series of The Piedmont Investment Trust (Trust), that you should know before investing. You should read this prospectus carefully before you invest or send money, and keep it for future reference. For questions or for Shareholder Services, please call Transamerica Financial Advisors Fei Fragrance Chen.



Investment Advisor
FAC PROPERTYS LLC 1329 Nedham Avenue Bronx New York 10469



TABLE OF CONTENTS


ADVISORS INVESTMENT PHILOSOPHY............2


THE FUND..................................2


INVESTMENT OBJECTIVE......................2


PRINCIPAL INVESTMENT STRATEGY.............2


PRINCIPAL RISKS OF INVESTING IN THE FUND..4


PERFORMANCE INFORMATION...................6


FEES AND EXPENSES OF THE FUND.............6


MANAGEMENT OF THE FUND....................8


INVESTMENT ADVISOR........................8


BOARD OF TRUSTEES.........................8


ADMINISTRATOR.............................8


TRANSFER AGENT............................8


DISTRIBUTOR...............................9


INVESTING IN THE FUND.....................9


MINIMUM INVESTMENT........................9


PURCHASE AND REDEMPTION PRICE.............9


PURCHASING SHARES........................10


REDEEMING  SHARES........................12


FREQUENT PURCHASES AND REDEMPTIONS.......13


OTHER IMPORTANT INVESTMENT INFORMATION...14


DIVIDENDS, DISTRIBUTIONS AND TAXES.......14


FINANCIAL HIGHLIGHTS.....................14


ADDITIONAL INFORMATION...................14




ADVISORS INVESTMENT PHILOSOPHY


The Funds investment advisor, FAC Propertys llc, (Advisor) has a general philosophy about investing. The Advisor will use this philosophy in making investment decisions for the Fund.
The Advisors philosophy is: o Invest for the long term in great businesses with solid financials and proven operating histories;
o Invest with a margin of safety by investing in businesses selling below their estimated intrinsic value, because the Advisor thinks they are currently misunderstood by Wall Street;o Invest in businesses that are growing or have the capability of growing their intrinsic value and have strong cash generating brands;o Invest in businesses run by capable, honest managers who think like owners and are focused on creating value for shareholders;o Invest in only the Advisors best ideas and continuously monitor portfolio holdings; and o Invest in companies whose stock price may appreciate as the intrinsic value of the business appreciates and/or the gap between the stock price and the intrinsic value narrows.In addition, the Advisor intends to show its commitment to the Fund by remaining invested in the Fund Intrinsic value is a concept that refers to what a company is really worth. Intrinsic value can be best determined by analyzing business, financial and other factors about the company and its market.
The Advisor believes that a companys market price gravitates toward its intrinsic value over time. Accordingly, if the market price of the companys securities is above the Advisor's determination of its intrinsic value, the Advisor believes that the market price will fall over time. Conversely, if the market price is below its intrinsic value, then the Advisor believes it will rise over time.


THE FUND INVESTMENT OBJECTIVE

The Funds investment objective is to provide long-term growth of capital. The Funds investment objective may be changed without


PRINCIPAL INVESTMENT STRATEGY

To achieve its investment objective, the Fund invests primarily in common stocks of large and medium capitalization companies that the Advisor believes meet certain valuation and operation attributes established by the Advisor, have successful operating histories and present attractive investment opportunities. The Advisor looks at, among other things, cash flow and return on equity to identify companies with successful operating histories. In identifying companies that are attractive investment opportunities, the Advisor looks for, among other things, companies that are or have been experiencing temporary periods of uncertainty caused by operating difficulties or other types of uncertainties (e.g. environmental issues, legal issues or product issues).
The Fund typically invests in common stocks,although it may also invest in other equity securities (e.g., preferred stocks, convertible bonds, convertible preferred stocks, and warrants).
According to Warren Buffet, what is needed to achieve success is a sound intellectual framework for making decisions and the ability to keep emotions from corroding that framework. [Buffet, Warren. Preface.
In Benjamin Graham (4th Ed.), The Intelligent Investor, (pp. vii) New
York: HarperBusiness.] In selecting equity securities for the Fund, the Advisor uses a value investment approach as a guiding principal to achieve the Funds investment objective. Thisshareholder approval.

2

approach is based on the Advisors belief that, over time, a companys stock price will converge with the companys true business value as determined by a framework of objective cash flow, book value, and return on equity analysis. The Advisor considers a companys true business value to be the estimated price a knowledgeable buyer would pay to acquire the entire company in an arm's length transaction. Using thisprincipal, the Advisor seeks to identify companies that it believes are priced significantly below their true intrinsic value.In addition, the Advisor generally will consider and quantify, among other things, the following company qualities:o The reliability of a companys operating history and the probability of continued success;o The current level of pessimism or optimism of Wall Street concerning a company's short term outlook; and
o Managements effectiveness in running current operations, reinvesting excess capital, and creating shareholder value.If the Advisor believes a company is selling at a significant discount to the Advisors estimated true intrinsic value and meets some or all of the qualities above, then generally the Advisor will consider buying the stock of that company.
When a company approaches its true intrinsic value, is above its intrinsic value or fails to meet the qualities above, the Advisor normally will sell the stock of that company. The Fund may also sell equity securities when the Advisor believes other opportunities are more attractive.The Fund typically invests in equity securities of U.S. companies, but may also invest in foreign companies. The Fund generally seeks to purchase securities for the long-term, seeking to achieve long-term capital appreciation as the marketplace realizes the value of these companies over time. As a non-diversified investment company, the Fund has the flexibility to invest a greater percentage of its assets in a particular issuer or to hold a small number of equity securities (e.g., as few as 12, even when fully invested). While the Fund's primary focus is investment in equity securities, the Fund has flexibility to invest in other types of securities when the Advisor believes they offer more attractive opportunities. Accordingly, the Fund may hold significant positions in corporate, and/or government bonds from time to time.
The Fund may also invest in short-term fixed income securities such as U.S. government obligations, bank certificates of deposit, bankers acceptances, commercial paper and repurchase agreements. In addition, the Fund may, for hedging purposes, invest selectively in put and call options, short sales, financial futures or a combination thereof.Temporary Defensive Positions. As a temporary defensive measure in response to adverse market, economic, political or other conditions, the Advisor may from time to time, determine that market conditions warrant investing in investment-grade bonds, U.S. government securities,epurchase agreements, money market instruments, and to the extent permitted by applicable law and the Funds investment restrictions, shares of other investment companies. Under such circumstances, the Advisor may invest up to 100% of the Fund's assets in these investments. To the extent that the Fund invests in money market funds or other investment companies, shareholders of the Fund would indirectly pay both the Funds expenses and the expenses relating to those other investment companies with respect to the Fund's assets invested in such investment companies. To the extent the Fund is invested in short-term investments, it will not be pursuing and may not achieve its investment objective.
Under normal circumstances, however, the Fund will also hold money market or repurchase agreement instruments for funds awaiting investment, to accumulate cash for anticipated purchases of portfolio securities, to allow for shareholder redemptions, and to provide for Fund operating expenses.Additional Information About the Fund's Investment Objective and Strategy. Whether the Fund is an appropriate investment for an investor will depend largely on his or her financial resources and individual investment goals and objectives. Investors who engage in short-term trading and/or other speculative strategies and styles will not find the Fund to be an appropriate investment vehicle if they want to invest in the Fund for a short period of time.Disclosure of Portfolio Holdings. A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Funds Statement of Additional Information (SAI).

3

PRINCIPAL RISKS OF INVESTING IN THE FUND

An investment in the Fund is subject to investment risks, including the possible loss of some or the entire principal amount invested. There can be no assurance that the Fund will be successful in meeting its investment objective. Generally, the Fund will be subject to the following additional risks:Market Risk: Market risk refers to the risk that the value of securities in the Fund's portfolio may decline due to daily fluctuations in the securities markets generally. The Funds performance per share will change daily based on many factors, including fluctuation in interest rates, the quality of the instruments in each Funds investment portfolio, national and international economic conditions, general equity market conditions and other factors and conditions beyond the Advisor's control.
In a declining stock market, stock prices for all companies (including those in the Fund's portfolio) may decline, regardless of their long-term prospects. Increases or decreases in value of stocks are generally greater than for bonds and other investments.Management Style Risk:
Different types of securities tend to shift into and out of favor with stock market investors depending on market and economic conditions.
Because the Fund invests in value stocks (stocks that the Advisor believes are undervalued), the Funds performance may at times be better or worse than the performance of stock funds that focus on other types of stock strategies (e.g. growth stocks), or that have a broader investment style.Sector Risk: Sector risk is the possibility that securities within the same group of industries will decline in price due to sector-specific market oreconomic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund's share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries. Additionally, some sectors could be subject to greater government regulation than other sectors. Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors. The sectors in which the Fund may invest more heavily in will vary. Portfolio Turnover Risk: Portfolio turnover is a ratio that indicates how often the securities in a mutual fund's portfolio change during a years time. Higher numbers indicate a greater number of changes, and lower numbers indicate a smaller number of changes. The Fund may sell portfolio securities without regard to the length of time they have been held in order to take advantage of new investment opportunities or changing market conditions. Since portfolio turnover may involve paying brokerage commissions and other transaction costs, there could be additional expenses for the Fund. High rates of portfolio turnover could lower performance of the Fund due to increased costs and may also result in the realization of capital gains.
If the Fund realizes capital gains when it sells its portfolio investments, it must generally distribute those gains to shareholders, increasing their taxable distributions. Under normal circumstances, the anticipated portfolio turnover rate for the Fund is expected to be less than 100%. Foreign
Securities Risk: Investing in securities issued by companies whose principal business activities are outside the United States mayinvolve significant risks not present in domestic investments. For example, there is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of the U.S. securities laws. Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to domestic issuers. Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, limitation on the removal of cash or other assets of the Funds, political or financial instability, or diplomatic and other developments which could affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Additional information about foreign securities risk can be found in the SAI.


4

Non-Diversified Fund Risk: In general, a non-diversified fund may invest a greater percentage of its assets in a particular issuer and may own fewer securities than other mutual funds. Many mutual funds elect to be diversified" funds that, as to 75% of their assets, cannot invest more than 5% of their assets in any one security at any given time.
A non-diversified fund is not subject to this limitation, so it may hold a smaller number of securities than a diversified fund. When a non-diversified fund holds a small number of securities, it is subject to the risk that a large loss in an individual issue will cause a greater loss for the fund than it would if the fund was required to hold a larger number of securities. Even a non-diversified fund has to have some diversification for tax purposes. In order to deduct dividends distributed to shareholders under the tax code, mutual funds are required, at the end of each quarter of the taxable year, to have (i) at least 50% of the market value of the Funds total assets be invested in cash, U.S. Government securities, the securities of other regulated investment companies, and other securities,limited with respect to any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Funds total assets, and (ii) not more than 25% of the value of its total assets be invested in the securities of any one issuer (other than U.S.Government securities or the securities of other regulated investment companies).Repurchase Agreement
Risk: Repurchase agreement risk is the risk that the counterparty to the repurchase agreement that sells the securities may default on its obligation to repurchase them. In this circumstance, the Fund may lose money because:
it may not be able to sell the securities at the agree-upon time and price, the securities may lose value before they can be sold, the selling institution may default or declare bankruptcy, or the Fund may have difficulty exercising rights to the collateral.Issuer Risk: The value of any of the Fund's portfolio securities may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage and reduced demand of the issuers goods or services.


Mid-Cap Risk:


Investing in the securities of mid-cap companies generally involves greater risk than investing in larger, more established companies. This greater risk is, in part, attributable to the fact that the securities of mid-cap companies usually have more limited marketability and, therefore, may be more volatile than securities of larger, more established companies or the market averages in general. Because mid-cap companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices. Another risk factor is that mid-cap companies often have limited product lines, markets, or financial resources and may lack management depth. These factors affect the Advisor's access to information about the companies and the stability of the markets for the companies securities. Additionally, mid-cap companies are typically subject to greater changes in earnings and business prospects than are larger, more established companies, and there typically is less publicly available information concerning mid-cap companies than for larger, more established companies. Although investing in securities of medium-sized companies offers potential above-average returns if the companies are successful, the risk exists that the companies will not succeed and the prices of the companies' shares could significantly decline in value. Therefore, an investment in the Fund may involve a greater degree of risk than an investment in other mutual funds that seek capital growth by investing in more established, larger companies. Interest Rate Risk: Interest rate risk is the risk that securities instruments may fluctuate in value due to changes in interest rates. Commonly,investments subject to interest rate risk (such as bonds and other debt instruments) will decrease in value when interest rates rise and increase in value when interest rates decline. The value of securities with longer maturities may fluctuate more in response to interest rate changes than securities with shorter maturities.Credit
Risk: Credit risk is the risk that the Fund could lose money if the issuer or guarantor of a debt instrument is unwilling or unable to make timely principal and/or interest payments, or to otherwise meet its obligations. Credit risk usually applies to most debt instruments, but generally is not a factor for U.S. government securities. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. Certain securities issued by U.S. government agencies authorities or instrumentalities in which the Fund may


5


invest are neither issued nor guaranteed as to principal and interest by the U.S. government and may be exposed to credit risk.


PERFORMANCE INFORMATION

These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund:


Shareholder Fees
(fees paid directly from your investment)
-----------------------------------------
Maximum Sales Charge (Load) Imposed On Purchases
(as a percentage of offering price) ..........................None
Redemption Fee ...............................................None
Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)
---------------------------------------------
Management Fees ................................................ 0.90%
Distribution and/or Service (12b-1) Fees ....................... 0.25%
Other Expenses ................................................. 1.10%

Total Annual Fund Operating Expenses ........................... 2.25%


Since the Fund is newly organized, the expenses shown in the chart above (including Other Expenses) are based on estimated expenses for the fiscal year ending ____, 2012. These expenses consist of both fixed costs and asset based costs. The Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund's annual operating expenses
(exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses and payments, if any, under the Rule 12b-1 Plan) to not more than 2.00% of the average daily net assets of the Fund for the fiscal year ending ___, 2012. As a result, the Fund's "Total Annual Fund Operating Expenses" (excluding interest, taxes, brokerage fees and commissions and extraordinary expenses) will be limited to2.25%, as indicated in the table. It is expected that the Expense Limitation Agreement will continue from year-to-year, provided such continuance is approved by the Board of Trustees of the Fund.
Example: This example shows you the expenses that you may pay over time by investing in the shares of the Fund. Since all mutual funds use the same hypothetical conditions, this example should help you compare the costs of investing in the Fund versus other mutual funds. This example assumes the following conditions:
(1) You invest $10,000 in the Fund for the periods shown;
(2) You reinvest all dividends and distributions;
(3) You redeem all of your shares at the end of those periods;
(4) You earn a 5% total return; and
(5) The Fund's operating expenses remain the same.


6

Although your actual costs may be higher or lower, the following table shows you what your costs may be under the conditions listed above.

---------------------- --------------- ----------------
Period Invested 1 Year 3 Years
---------------------- --------------- ----------------
Your Costs $___ $__

7


MANAGEMENT OF THE FUND  INVESTMENT ADVISOR


The Funds investment Advisor is Fac Propertys llc,
1329 Needham Avenue Bronx New York 10469. The Advisor serves in that capacity pursuant to an investment advisory contract with the Trust on behalf of the Fund. Subject to the authority of the Board of Trustees of the Trust (Trustees), the Advisor provides guidance and policy direction in connection with its daily management of the Funds assets. The Advisor is also responsible for the selection of broker-dealers through which the Fund executes portfolio transactions, subject to the brokerage policies established by the Trustees, and provides certain executive personnel to the Fund.
The Advisor is controlled by Ferris A Christian is the Managing Member of the Advisor and has served in that capacity since founding the Advisor in May 23 th 2011 also serves as portfolio manager for the Advisor. In addition, Ferris A Christian serves as a member of the Trustees that oversees the management and administration of the Fund and as the principal portfolio manager for the Fund. Ferris A Christian his Bachelor of Arts in English from North Carolina State University in 1981. He has been in the investment business since September 11 th 2009.
The Advisors Compensation. As full compensation for the investment advisory services provided to the Fund, the Advisor receives monthly compensation based on the Fund's average daily net assets at the annual rate of 0.90%.Expense Limitation Agreement. The Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits
Total Annual Fund Operating Expenses (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, and payments, if any, under the Rule 12b-1 Plan) to not more than 2.00% of the average daily net assets of the Fund for the fiscal year ending ____, 2011. It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Trustees. The Trust may terminate the Expense Limitation Agreement at any time. The Advisor may also terminate the Expense Limitation Agreement at the end of the then-current term upon not less than 90-days notice to the Trust as set forth in the Expense Limitation Agreement.


BOARD OF TRUSTEES


The Fund is a series of the Trust, an open-end management investment company organized as a New York statutory trust on May 23 th 2012, The Trustees supervise the operations of the Fund according to applicable state and federal law, and are responsible for the overall management of the Fund's business affairs.


ADMINISTRATOR


The Nottingham Company (Administrator) assists the Trust in the performance of its administrative responsibilities to the Fund, coordinates the services of each vendor of the Fund, and provides the Fund with other necessary administrative, fund accounting and compliance services.
In addition, the Administrator makes available the office space, equipment, personnel and facilities required to provide services to the Fund.


TRANSFER AGENT


North Carolina Shareholder Services, LLC (NCSS) serves as the transfer agent and dividend-disbursing agent of the Fund. As indicated later in this Prospectus under the caption Investing in the Fund, NCSS will handle your orders to purchase and redeem shares of the Fund, and will disburse dividends paid by the Fund.


8


DISTRIBUTOR


Capital Investment Group, Inc. (Distributor) is the principal underwriter and distributor of the Fund's shares and serves as the Funds exclusive agent for the distribution of the Funds shares. The
Distributor may sell the Fund's shares to or through qualified securities dealers orother approved entities. The Fund has adopted a Distribution Plan in accordance with Rule 12b-1 (Distribution Plan) under the 1940 Act.Pursuant to the Distribution Plan, the Fund compensates the Distributor for services rendered and expenses borne in connection with activities primarily intended to result in the sale of the Funds shares (this compensation is commonly referred to as 12b-1 fees). The Distribution Plan provides that the Fund will pay the annual rate of up to 0.25% of the average daily net assets of the Fund for activities primarily intended to result in the sale of those shares. These activities include reimbursement to entities for providing distribution and shareholder servicing with respect to the Fund's shares. Because the 12b-1 fees are paid out of the Fund's assets on an on-going basis, these fees, over time, will increase the cost of your investment and may cost you more than paying other types of sales charges.Other Expenses. In addition to the 12b-1 fees and the investment advisory fees,the Fund pays all expenses not assumed by the Fund's Advisor, including, without limitation, the following: the fees and expenses of its independent accountants and of its legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information and supplements thereto; the costs of printing registration statements; bank transaction charges and custodian's fees; any proxy solicitors' fees and expenses; filing fees; any federal, state or local income or other taxes;
any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees' liability insurance premiums; and any extraordinary expenses, such as indemnification payments or damages awarded in litigation or settlements made.


INVESTING IN THE FUND

MINIMUM INVESTMENT


The Fund's shares are sold and redeemed at net asset value. Shares may be purchased by any account managed by the Advisor and any other institutional investor or any broker-dealer authorized to sell shares in the Fund. The minimum initial investment is $_____ ($3,000 for IRAs) and the minimum additional investment is $250 ($100 for those participating in an automatic investment plan). The Fund may, at the Advisors sole discretion, accept certain accounts with less than the minimum investment.


PURCHASE AND REDEMPTION PRICE


Determining the Fund's Net Asset Value. The price at which you purchase or redeem shares is based on the next calculation of net asset value after an order is accepted in good form. An order is considered to be in good form if it includes a complete application and payment in full of the purchase amount. A Funds net asset value per share is calculated by dividing the value of the Fund's total assets, less liabilities (including Fund expenses, which are accrued daily), by the total number of outstanding shares of the Fund. The net asset value per share of the Fund is normally determined at the time regular trading closes on the New York Stock Exchange (NYSE), currently 4:00 p.m. Eastern time, Monday through Friday, except when the NYSE closes earlier. The Fund does not calculate net asset value on business holidays when the NYSE is closed. In determining the value of the Fund's total assets, portfolio securities are generally calculated at market value by quotations from the primary market in which they are traded. Instruments with maturities of 60 days or less are valued at amortized cost, which approximates market value.
The Fund normally uses pricing services to obtain market quotations. Securities and assets for which representative market quotations are not readily available (e.g., if the


9


exchange on which the portfolio security is principally traded closes early or if trading of the particular portfolio security is halted during the day and does not resume prior to the Fund's net asset value calculation) or which cannot be accurately valued using the Fund's normal pricing procedures are valued at fair value as determined in good faith under policies approved by the Trustees. A portfolio securitys fair value price may differ from the price next available for that portfolio security using the Funds normal pricing procedures.
Other Matters. Purchases and redemptions of shares of the same class by the same shareholder on the same day will be netted for the Fund. All redemption requests will be processed and payment with respect thereto will normally be made within seven (7) days after tender. The Fund may suspend redemptions, if permitted by the 1940 Act, for any period during which the NYSE is closed or during which trading is restricted by the SEC or if the SEC declares that an emergency exists. Redemptions may also be suspended during other periods permitted by the SEC for the protection of the Fund's shareholders. Additionally, during drastic economic and market changes, telephone redemption privileges may be difficult to implement. Also, if the Trustees determine that it would be detrimental to the best interest of the Fund's remaining shareholders to make payment in cash, the Fund may pay redemption proceeds in whole or in part by a distribution-in-kind of readily marketable securities.


PURCHASING SHARES


The Fund has authorized one or more brokers to accept purchase and redemption orders on its behalf and such brokers are authorized to designate intermediaries to accept orders on behalf of the Fund.
In addition, orders will be deemed to have been received by the Fund when an authorized broker, or broker authorized designee, accepts the order. The orders will be priced at the next calculation of the Funds net asset value after the authorized broker or broker authorized designee receives the orders. Investors may also be charged by a broker or agent if shares are purchased through a broker or agent.Regular Mail Orders. Payment for shares must be made by check or money order from a U.S. financial institution and payable in U.S. dollars.If checks are returned due to insufficient funds or other reasons, the purchase will be canceled.
The prospective investor will also be responsible for any losses or expenses incurred by the Fund, Administrator, and Transfer Agent. The
Fund will charge a $20 fee and may redeem shares of the Fund already owned by the purchaser or another identically registered account to recover any such losses. For regular mail orders, please complete a Fund Shares Application and mail it, along with your check made payable to The Fac Propertys llc Select Value Fund, to:The Fac Propertys llc Select Value Fund 1329 Needham Avenue Bronx new York 10469

The application must contain your Social Security Number (SSN) or Taxpayer Identification Number (TIN). If you have applied for a SSN or TIN prior to completing your account application but you have not received your number, please indicate this on the application and include a copy of the form applying for the SSN or TIN. Taxes are not withheld from distributions to U.S. investors if certain IRS requirements regarding the SSN or TIN are met.
Bank Wire Purchases. Purchases may also be made through bank wire orders.
To establish a new account or add to an existing account by wire, please call the Fund at 1-800-______, before wiring funds, to advise the Fund of the investment, dollar amount, and the account identification number. Additionally, please have your financial institution use the following wire instructions:


Govement Lockbox 979081
1005 Convention Plaza
St,Louis MO 63101
ABA # 081000210
For: The Fac Propertys llc Select Value Fund
Acct. # __________________
For further credit to (shareholders name and SSN or TIN)

10

believes to be equitable to the Fund and such other investment company or account. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund.
Portfolio Turnover. The annualized portfolio turnover rate for the Fund is calculated by dividing the lesser of purchases or sales of portfolio securities for the reporting period by the monthly average value of the portfolio securities owned during the reporting period. The calculation excludes all securities whose maturities or expiration dates at the time of acquisition are one year or less. Portfolio turnover of the Fund may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemption of shares and by requirements that enable the Fund to receive favorable tax treatment. Portfolio turnover will not be a limiting factor in making Fund decisions, and the Fund may engage in short-term trading to achieve its investment objectives.


DESCRIPTION OF THE TRUST


The Trust, which is a statutory trust organized under New York law on May 23, 2011, is an open-end management investment company.
The Trusts Declaration of Trust (Trust Instrument) authorizes the Trustees to divide shares into series, each series relating to a separate portfolio of investments, and to classify and reclassify any unissued shares into one or more classes of shares of each such series. The Trust currently consists of one series: The Piedmont Select Value Fund. Additional series and/or classes may be created from time to time. The number of shares in the Trust shall be unlimited. When issued for payment as described in the Prospectus and this SAI, shares of each Fund will be fully paid and non-assessable and shall have no preemptive or conversion rights.In the event of a liquidation or dissolution of the Trust or an individual series, such as the Fund, shareholders of a particular series would be entitled to receive the assets available for distribution belonging to such series. Shareholders of a series are entitled to participate equally in the net distributable assets of the particular series involved on liquidation, based on the number of shares of the series that are held by each shareholder. If there are any assets, income, earnings, proceeds, funds or payments, that are not readily identifiable as belonging to any particular series, the Trustees shall allocate them among any one or more of the series as they, in their sole discretion, deem fair and equitable. Shareholders are entitled to one vote for each full share and a fractional vote for each fractional share held. Shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees, and in this event, the holders of the remaining shares voting will not be able to elect any Trustees. Rights of shareholders cannot be modified by less than a majority vote. The Trustees will hold office indefinitely, except that:
(i) any Trustee may resign or retire and (ii) any Trustee may be removed: (a) any time by written instrument signed by at least two-thirds of the number of Trustees prior to such removal; (b) at any meeting of shareholders of the Trust by a vote of two-thirds of the outstanding shares of the Trust; or (c) by a written declaration signed by shareholders holding not less than twothirds of the outstanding shares of the Trust. In case a vacancy on the Board of Trustees shall for any reason exist, the vacancy shall be filled by the affirmative vote of a majority of the remaining Trustees, subject to certain restrictions under the 1940 Act. Otherwise, there will normally be no meeting of shareholders for the purpose of electing Trustees, and the Trust does not expect to have an annual meeting of shareholders.
The Trust Instrument provides that the Trustees will not be liable in any event in connection with the affairs of the Trust, except as such liability may arise from a Trustee's bad faith, willful misfeasance, gross negligence, or reckless disregard of duties. It also provides that all third parties shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, the Trust Instrument provides that a Trustee or officer is entitled to be indemnified against all liability in connection with the affairs of the Trust.


MANAGEMENT AND OTHER SERVICE PROVIDERS


The Trustees are responsible for the management and supervision of the Fund. The Trustees approve all significant agreements between the Trust, on behalf of the Fund, and those companies that furnish services to the Fund; review performance of the Fund; and oversee activities of the Fund. This section of the SAI provides information about the persons who serve as Trustees and Officers to the

11

Trust and Fund, respectively, as well as the entities that provide services to the Fund.TRUSTEES AND OFFICERS. Following are the
Trustees and officers of the Trust, their age and address,
their present position with the Trust or the Fund, and their principal occupation during the past five years. Those Trustees who are interested persons" (as defined in the 1940 Act)
by virtue of their affiliation with either the Trust or the Advisor, are indicated in the table. The address of each Trustee and officer of the Trust,unless otherwise indicated, is 1329 Needham Avenue
Bronx New York 10469.
-------------------------- -----------
Number of
Portfolios
in Fund
Position(s) Length Complex
Name, Age and held with of Time Principal Occupation(s)
Overseen by Other Directorships
Address Fund/Trust Served During Past 5 Years Trustee Held by Trustee
--------------------------
Independent Trustees
--------------------------
To be determined
--------------------------
--------------------------
--------------------------
Interested Trustees
--------------------------
--------------------------
Basis of Interestedness:
--------------------------
OTHER OFFICERS
-------------------------
To be determined
Trustee Standing Committees. The Trustees have established the following standing committees:
Audit Committee: All of the Independent Trustees are members of the Audit Committee. The Audit Committee oversees the Funds accounting and financial reporting policies and practices, reviews the results of the annual audits of the Funds financial statements, and interacts with the Fund's independent auditors on behalf of all the Trustees.The Audit Committee operates pursuant to an Audit Committee Charter and will meet periodically as necessary.Nominating Committee: All of the Independent Trustees are members of the Nominating Committee. The Nominating Committee nominates, selects and appoints independent trustees to fill vacancies on the Board of Trustees and to stand for election at meetings of the shareholders of the Trust. The Nominating Committee will meet only as necessary.
The Nominating Committee generally will not consider nominees recommended by shareholders of the Trust.Proxy Voting Committee:
All of the Independent Trustees are members of the Proxy Voting Committee. The Proxy Voting Committee willdetermine how the Fund should cast its vote, if called upon by the Board or the Advisor, when a matter with respect to which the Fund is entitled to vote presents a conflict between the interests of the Funds shareholders, on the one hand, and those of the Fund's Advisor, principal underwriter or an affiliated person of the Fund, its investment adviser, or principal underwriter, on the other hand. The Proxy Voting
Committee will also review the Trust's Proxy Voting Policy and recommend any changes to the Board as it deems necessary or advisable. The
Proxy Voting Committee will meet only as necessary.Qualified Legal Compliance Committee: All of the Independent Trustees are members of the Qualified Legal Compliance Committee. The
Qualified Legal Compliance Committee receives, investigates and makes recommendations as to

12

appropriate remedial action in connection with any report of evidence of a material violation of securities laws or breach of fiduciary duty or similar violation by the Trust, its officers, trustees or agents.
The Qualified Legal Compliance Committee will meet only as necessary. Beneficial Equity Ownership Information. The table below shows for each Trustee, the amount of Fund equity securities beneficially owned by each Trustee, and the aggregate value of all investments in equity securities of the Fund complex, as of valuation date of December 31, 2003 and stated as one of the following ranges: A = None; B = $1-$10,000;
C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Approval of the Investment Advisory Agreement. As discussed in the Investment Advisor" section below, the Trustees must specifically approve the Investment Advisory Agreement (Advisory Agreement) with the Advisor and the renewal and continuance thereof. In evaluating whether to approve the Advisory Agreement, the Trustees reviewed information and materials provided by the Advisor relating to the Advisor and its proposed services to the Fund, as well as other materials and comparative reports provided by the Fund's other service providers, including Fund Counsel.
In deciding whether to approve the Advisory Agreement, the Trustees considered numerous factors, including: (i) the nature and extent of the services provided by the Advisor; (ii) the Advisor's personnel and methods of operating; (iii) overall expenses of the Fund including the Expense Limitation Agreement between the Trust on behalf of the Fund and the Advisor; (iv) the financial condition of the Advisor; and (v) the Advisor's investment strategy for the Fund.
Based upon its evaluation of the information, materials and factors described above, the Trustees concluded for the Fund: (i) that the terms of the Advisory Agreement were reasonable and fair; (ii) that the fees to be paid to the Advisor under the Advisory Agreement and the Funds expense ratio as compared to similar funds are reasonable and fair;
(iii) that they were satisfied with the Advisors proposed services, personnel and investment strategy; and (iv) that it was in the best interest of the Trust and the Fund to enter into the Advisory Agreement. Therefore, the Trustees, including the Trustees who are not a party to the Advisory Agreement or interested persons of the Advisor, unanimously approved the Advisory Agreement for the Fund for an initial two-year period.Compensation. Officers of the Trust and Trustees who are interested persons of the Trust or the Advisor will receive no salary or fees from the Trust. Other Trustees receive $2,000 each year plus $250 per Fund per meeting attended in person and $100 per Fund per meeting attended by telephone. The Trust reimburses each Trustee and officers of the Trust for his or her travel and other expenses relating to attendance at such meetings. The following table reflects the amount of compensation eived by each Trustee for the fiscal year ended____________, 2005.

13

-------------------------
Aggregate Pension or Retirement Estimated Annual Total Compensation From Compensation Benefits Accrued As Benefits Upon Fund and Fund
Name of Trustee From the Fund Part of Fund Expenses Retirement
Complex Paid to Trustees
---------------------
Independent Trustees
---------------------
--------------------
--------------------
--------------------
Interested Trustees
--------------------
Each of the Trustees serves as a Trustee to the one fund of the Trust. CODES OF ETHICS. The Trust and the Advisor each have adopted a code of ethics, as required under Rule 17j-1 of the 1940 Act, which is designed to prevent affiliated persons of the Trust and the Advisor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund
(which may also be held by persons subject to a code). The code permits employees and officers of the Trust and the Advisor to invest in securities, subject to certain restrictions and pre-approval requirements. In addition, the code requires that portfolio managers and other investment personnel of the Advisor report their personal securities transactions and holdings, which are reviewed for compliance with the code of ethics. Proxy Voting Policies. The Trust has adopted a proxy voting and disclosure policy that delegates to the Advisor the authority to vote proxies for the Fund, subject to oversight of the Trustees. Copies of the Trust Proxy Voting and Disclosure Policy and the Advisors Proxy Voting
Policy and Procedures are included as Appendix B to this SAI.
The Fund will file Form N-PX stating how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended _________ within 60 days after the end of such period. Information regarding how the Fund voted proxies as set forth in its most recent filing of Form N-PX will be available (i) without charge, upon request, by calling the Fund at 1-800-773-3863; and (ii) on the SEC website at http://www.sec.gov. FAC Propertys llc HOLDERS OF VOTING SECURITIES.
As of ______________, the Trustees and Officers of the Trust as a group owned beneficially (i.e., had direct or indirect voting and/or investment power) ____% of the then outstanding shares of the Fund.
On the same date,
the following shareholders owned of record more than 5% of the outstanding shares of beneficial interest of the Fund. Except as provided below, no person is known by the Trust to be the beneficial owner of more than 5% of the outstanding shares of any class of the Fund as of

Name and Address of Amount and Nature of
Beneficial Owner Beneficial Ownership Percent
---------------- -------------------- -------

Deemed to control the shares of the Fund, as defined by applicable SEC regulations. The Fund believes that such entity does not have a beneficial interest of such shares.
INVESTMENT ADVISER. Information about the Advisor, Fac Propertys llc Management, LLC, 1329 Needham Avenue Bronx New York 10469, and its duties and compensation as Advisor is contained in the Prospectus. The Advisor currently has approximately $__ million under management as of ____________.
The Advisor supervises the Funds investments pursuant to the Advisory Agreement. The Advisory Agreement is effective for an initial twoyear period and will be renewed thereafter only so long as such renewal and continuance is specifically approved at least annually by the Trustees or by vote of a majority of the Funds outstanding voting securities, provided the continuance is also approved by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party. The Advisory Agreement is

14

terminable without penalty by the Trust on 60-days notice by the Trustees or by vote of a majority of the outstanding voting securities or upon 60-days notice by the Advisor. The Advisory Agreement provides that it will terminate automatically in the event of its assignment, as such term is defined in the 1940 Act.
The Advisor manages each Funds investments in accordance with the stated policies of the Fund, subject to the approval of the Trustees. The
Advisor is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Trustees to execute purchases and sales of securities. David Clark is responsible for the day-to-day management of the Fund's portfolio.
Under the Advisory Agreement, the Advisor is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of such agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services; or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Advisor in the performance of its duties; or from its reckless disregard of its duties and obligations under the Advisory Agreement.
The Advisor receives a monthly management fee equal to an annual rate of 0.90% the Funds net assets. In addition, the Advisor and the Fund have entered into an Expense Limitation Agreement under which the Advisor has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits Total Annual Fund Operating Expenses (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, and payments, if any, under the Rule 12b-1 Plan) to not more than 2.25% of the average daily net assets of the Fund for the fiscal year ending__________, 2005. It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Trustees.
ADMINISTRATOR. The Trust has entered into a Fund Accounting and Compliance Administration Agreement with The Nottingham
Management Company d/b/a The Nottingham Company (Administrator), 116
South Franklin Street, Post Office Box 69, Rocky Mount,
North Carolina 27802-0069, pursuant to which the Administrator receives an administration fee at the following annual rates: on the first $50 million of the Fund's net assets, 0.175%; on the next $50 million, 0.150%; on the next $50 million, 0.125%; on the next $50 million, 0.10%;
on all assets over $200 million, 0.075%; with a minimum administration fee of $2,000 per month. In addition, the Administrator receives a monthly fund accounting fee of $2,250 for the first class of shares of the Fund and $750 for each additional class of shares of the Fund and an asset based fee of 1 basis point for accounting and recordkeeping services for the Fund. The Administrator also receives the following to procure and pay the custodian for the Trust: 0.02% on the first $100 million of the Fund's net assets and 0.009% on all assets over $100 million plus transaction fees with a minimum annual fee of $4,800. The Administrator also charges the Fund for certain costs involved with the dailyvaluation of investment securities and will be reimbursed for out-of-pocket expenses.
The Administrator performs the following services for the Fund: (i) procures on behalf of the Trust, and coordinates with, the custodian and monitors the services it provides to the Fund; (ii) coordinates with and monitors any other third parties furnishing services to the Fund; (iii) provides the Fund with necessary office space, telephones, and other communications facilities and personnel competent to perform administrative and clerical functions for the Fund; (iv) assists or supervises the maintenance by third parties of such books and records of the Fund as may be required by applicable federal or state law;
(v) assists or supervises the preparation by third parties of all federal, state, and local tax returns and reports of the Fund required by applicable law;
(vi) assists in the preparation and, after approval by the Trust, files and arranges for the distribution of proxy materials and periodic reports to shareholders of the Fund as required by applicable law; (vii) assists in the preparation of and, after approval by the Trust, arranges for the filing of such registration statements and other documents with the SEC and other federal and state regulatory authorities as may be required by applicable law; (viii) reviews and submits to the officers of the Trust for their approval invoices or other requests for payment of Fund expenses and instructs the custodian to issue checks in payment thereof; and (ix) takes such other action with respect to the Fund as may be necessary in the opinion of the Administrator to perform its duties under the agreement. The Administrator also provides certain accounting and pricing services for the Fund.
TRANSFER AGENT. The Trust has entered into a Dividend Disbursing and Transfer Agent Agreement with New York Shareholder
Services, LLC d/b/a NC Shareholder Services, LLC (Transfer Agent), a New York limited liability company, to serve as transfer, dividend paying, and shareholder servicing agent for the Fund. The
Transfer Agent is compensated for its services based upon a $15 fee per shareholder per year, subject to a minimum fee of $1,750 per month, plus $500 per month for each additional class of shares. In addition, the Transfer Agent shall be entitled to reimbursement of actual out-of-pocket expenses incurred by the Transfer Agent on behalf of the Trust or the Fund. The address of the Transfer Agent is 1329 Needham Avenue
Bronx New york 10469,

15

DISTRIBUTOR. The Fund will conduct a continuous offering of its securities. Capital Investment Group, Inc. (Distributor), 1329 Needham Avenue Bronx
New York 10469, acts as the underwriter and distributor of the Funds shares for the purpose of facilitating the registration of shares of the Fund under state securities laws and to assist in sales of Fund shares pursuant to a distribution agreement (Distribution Agreement) approved by the Trustees. In this regard, the Distributor has agreed at its own expense to qualify as a broker-dealer under all applicable federal or state laws in those states which the Fund shall from time to time identify to the Distributor as states in which it wishes to offer its shares for sale, in order that state registrations may be maintained for the Fund. The Distributor is a broker-dealer registered with the SEC and a member in good standing of the National Association of Securities Dealers, Inc. For its services as Distributor, the Distributor is entitled to receive from the Trust an annual fee of $5,000, plus such other amounts as may be approved by the Trustees. The Distribution
Agreement may be terminated by either party upon 60-days' prior written notice to the other party.

CUSTODIAN. U.S.Bank, (Custodian), P.O.Box 979081 ST.LOUIS,MO 63197-9000, Institutional Custody - custodian for the Funds assets. The Custodian acts as the depository for the Fund, safekeeps its portfolio securities, collects all income and other payments with respect to portfolio securities, disburses monies at the Funds request and maintains records in connection with its duties as Custodian. For its services as Custodian, the Custodian is entitled to receive from the Administrator a fee based on the average net assets of the Fund held by the Custodian plus additional out of pocket and transaction expenses incurred by the Fund.

INDEPENDENT Registered Public Accounting Firm. The Trustees have selected the firm of [ ], to serve as the independent registered public accounting firm for the Fund for the current fiscal year and to audit the annual financial statements of the Fund, prepare the Fund's federal, state and excise tax returns, and consult with the Fund on matters of accounting and federal and state income taxation.

Such firm will audit the financial statements of the Fund at least once each year. Shareholders will receive annual audited and semi-annual (unaudited) reports when published and written confirmation of all transactions in their account. A copy of the most recent Annual Report will accompany the SAI whenever a shareholder or a prospective investor requests it.

LEGAL COUNSEL. Parker, 1329 Needham Avenue Bronx New York 10469 serves as legal counsel to the Trust and the Funds.


ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

Reference is made to Purchasing Shares and Redeeming Shares in the Prospectus for more information concerning how to purchase and redeem shares. The following information supplements the information regarding share purchases and share redemption in the Prospectus:

PURCHASES. Shares of the Fund will be offered and sold on a continuous basis. The purchase price of shares of the Fund is the net asset value next determined after the order is received. Net Asset Value is normally determined at the time regular trading closes on the New York
Stock Exchange (NYSE) on days the NYSE is open for regular trading, as described under Net Asset Value below. An order received prior to the time regular trading closes on the NYSE will be executed at the price computed on the date of receipt and an order received after the time regular trading closes on the NYSE will be executed at the price computed as of that time on the next business day.
The Fund reserves the right in its sole discretion (i) to suspend the offering of its shares; (ii) to reject purchase orders when in the judgment of management such rejection is in the best interest of the Fund and its shareholders; and
(iii) to reduce or to waive the minimum for initial and subsequent investments under circumstances where certain economies can be achieved in sales of Fund shares.

16

REGULAR ACCOUNT. The regular account allows for voluntary investments to be made at any time. Available to individuals, custodians, corporations, trusts, estates, corporate retirement plans, and others, investors are free to make additions and withdrawals to or from their account as often as they wish. When an investor makes an initial investment in the Fund, a shareholder account is opened in accordance with the investors registration instructions. Each time there is a transaction in a shareholder account, such as an additional investment or the reinvestment of a dividend or distribution, the shareholder will receive a confirmation statement showing the current transaction and all prior transactions in the shareholder account during the calendar year to date, along with a summary of the status of the account as of the transaction date. As stated in the Prospectus, share certificates are normally not issued.

AUTOMATIC INVESTMENT PLAN. The automatic investment plan enables shareholders to make regular monthly or quarterly investments in shares through automatic charges to their checking account. With shareholder authorization and bank approval, the Administrator will automatically charge the checking account for the amount specified
($100 minimum)
which will be automatically invested in shares at the public offering price on or about the 21st day of the month. The shareholder may change the amount of the investment or discontinue the plan at any time by writing to the Fund.

PURCHASES IN KIND. The Fund may accept securities in lieu of cash in payment for the purchase of shares in the Fund. The acceptance of such securities is at the sole discretion of the Advisor based upon the suitability of the securities accepted for inclusion as a long-term investment of the Fund, the marketability of such securities, and other factors that the Advisor may deem appropriate. If accepted, the securities will be valued using the same criteria and methods as described in How Net Asset Value is Determined in the Prospectus.

REDEMPTIONS. The Fund may suspend redemption privileges or postpone the date of payment (i) during any period that the NYSE is closed for other than customary weekend and holiday closings, or that trading on the NYSE is restricted as determined by the SEC; (ii) during any period when an emergency exists as defined by the rules of the SEC as a result of which it is not reasonably practicable for the Fund to dispose of securities owned by it, or to determine fairly the value of its assets; and (iii) for such other periods as the SEC may permit. The Fund may also suspend or postpone the recordation of the transfer of shares upon the occurrence of any of the foregoing conditions. Any redemption may be more or less than the shareholders cost depending on the market value of the securities held by the Fund. No charge is made by the Fund for redemptions other than the possible charge for wiring redemption proceeds.

INVOLUNTARY REDEMPTIONS. In addition to the situations described in the Prospectus under Redeeming Fund Shares, the Fund may redeem shares involuntarily to reimburse the Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder or to collect any charge relating to a transaction effected for the benefit of a shareholder which is applicable to Fund shares as provided in the Prospectus from time to time.

SYSTEMATIC WITHDRAWAL PLAN. Shareholders owning shares with a value of $2,500 or more may establish a systematic withdrawal plan (Systematic Withdrawal Plan). A shareholder may receive monthly or quarterly payments, in amounts of not less than $100 per payment, by authorizing the Fund to redeem the necessary number of shares periodically (each month, or quarterly in the months of March, June, September, and December) in order to make the payments requested.
The Fund has the capability of electronically depositing the proceeds of the systematic withdrawal directly to the shareholders personal bank account ($5,000 minimum per bank wire). Instructions for establishing this service are included in the Fund Shares Application, enclosed in the Prospectus, or are available by calling the Fund. If the shareholder prefers to receive his systematic withdrawal proceeds in cash, or if such proceeds are less than the $5,000 minimum for a bank wire, checks will be made payable to the designated recipient and mailed within seven days of the valuation date. If the designated recipient is other than the registered shareholder, the signature of each shareholder must be guaranteed on the application (see Redeeming Shares -
Signature Guarantees in the Prospectus). A corporation (or partnership) must also submit a Corporate Resolution (or Certification of Partnership) indicating the names, titles, and required number of signatures authorized to act on its behalf. The application must be signed by a duly authorized officer(s) and the corporate seal affixed. No redemption fees are charged to shareholders under this plan. Costs in conjunction with the administration of the plan are borne by the Fund. Shareholders should be aware that such systematic withdrawals may deplete or use up entirely their initial investment and may result in realized long-term or short-term capital gains or losses. The Systematic Withdrawal Plan may be terminated at any time by the Fund upon 60-days' written notice or by a shareholder upon written notice to the Fund. Applications and further details may be obtained by calling the Fund at 1-(347)843-8040 or by writing to:

17

The Fac Propertys llc 1329 Needham Avenue Bronx New York 10469

REDEMPTIONS IN KIND. The Fund does not intend, under normal circumstances, to redeem its securities by payment in kind. It is possible, however, that conditions may arise in the future which would, in the opinion of the Trustees, make it undesirable for the Fund to pay for all redemptions in cash. In such case the Trustees may authorize payment to be made in readily marketable portfolio securities of the Fund.
Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share. Shareholders receiving them would incur brokerage costs when these securities are sold.

OTHER INFORMATION. If an investor realizes a gain on the redemption, the reinvestment will not affect the amount of any federal capital gains tax payable on the gain. If an investor realizes a loss on the redemption, the reinvestment may cause some or all of the loss to be disallowed as a tax deduction, depending on the number of shares purchased by reinvestment and the period of time that has elapsed after the redemption, although for tax purposes, the amount disallowed is added to the cost of the shares acquired upon the reinvestment.

A pattern of frequent exchange transactions may be deemed by the Advisor to be an abusive practice that is not in the best interests of the shareholders of the Fund. Such a pattern may, at the discretion of the Advisor, be limited by the Fund's refusal to accept further purchase and/or exchange orders from an investor, after providing the investor with 60 days prior notice. The Trustees also reserve the right to suspend or terminate, or amend the terms of, the exchange privilege upon 60 days' written notice to the shareholders.

SPECIAL SHAREHOLDER SERVICES

The Fund offers the following special shareholder services:

TRANSFER OF REGISTRATION. To transfer shares to another owner, send a written request to the Fund at the address shown above. Your request should include the following: (i) the Fund name and existing account registration; (ii) signature(s) of the registered owner(s) exactly as the signature(s) appear(s) on the account registration; (iii) the new account registration, address, social security or taxpayer identification number, and how dividends and capital gains are to be distributed; (iv) signature guarantees (See the Prospectus under the heading "Signature Guarantees"); and (v) any additional documents which are required for transfer by corporations, administrators, executors, trustees, guardians, etc. If you have any questions about transferring shares, call or write the Fund.

EMPLOYEES AND AFFILIATES OF THE FUND. The Fund has adopted initial investment minimums for the purpose of reducing the cost to the Fund (and consequently to the shareholders) of communicating with and servicing its shareholders. In keeping with this purpose, a reduced minimum initial investment of $1,000 applies to Trustees, officers, and employees of the Fund; the Advisor and certain parties related thereto; including clients of the Advisor or any sponsor, officer, committee member thereof, or the immediate family of any of them. In addition, accounts having the same mailing address may be aggregated for purposes of the minimum investment if they consent in writing to sharing a single mailing of shareholder reports, proxy statements (but each such shareholder would receive his/her own proxy) and other Fund literature.

DEALERS. The Distributor, at its expense, may provide additional compensation in addition to dealer discounts and brokerage commissions to dealers in connection with sales of shares of the Fund. Compensation may include financial assistance to dealers in connection with conferences, sales or training programs for their employees, seminars for the public, advertising campaigns regarding the Fund, and/or other dealer-sponsored special events. In some instances, this compensation may be made available only to certain dealers whose representatives have sold or are expected to sell a significant amount of such shares. Compensation may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives and members of their families to locations within or outside of the United States for meetings or seminars of a business nature. Dealers may not use sales

18

of the Fund shares to qualify for this compensation to the extent such may be prohibited by the laws of any state or any self-regulatory agency, such as the National Association of Securities Dealers, Inc. None of the aforementioned compensation is paid directly by the Fund or its shareholders although the Distributor may use a portion of the payment it receives under the Distribution Plan to pay these expenses.


DISCLOSURE OF PORTFOLIO HOLDINGS


The Fund will publicly disclose a complete schedule of the Funds portfolio holdings, as reported on a quarterly basis. This information is generally available within 60 days after the quarters end and will remain accessible until the posting of the next quarters portfolio holdings report. You may obtain a copy of the quarterly portfolio holdings portfolio report by calling the Fund at 1-800- ______. The Fund will also file a quarterly portfolio holdings report with the SEC on Form N-CSR or Form N-Q. The Funds Form N-CSR and Form N-Q is available on the
SEC website at http://www.sec.gov and may be reviewed and copied at the SECs Public Reference Room in Washington, DC. In addition, the second and forth quarter quarterly portfolio holdings report will be included with the semi-annual and annual financial statements, respectfully, which are sent to shareholders.

The Fund may share non-public portfolio holdings information with its service providers, such as the Funds investment advisor, accountants, administrator and custodian, pricing services, proxy voting services and other providers of service to the Fund, such as the Fund's counsel, who require access to such information in order to fulfill their contractual duties to the Fund. The Fund may also provide non-public portfolio holdings information as required by law, to the certain mutual fund analysts and rating and tracking entities, such as Morningstar, Inc., Lipper
Analytical Services, Inc. and similar type organizations, to other third parties if the Advisor believes the Fund has a legitimate business purpose for doing so and to such other parties as the Board may instruct or authorize.


NET ASSET VALUE

The net asset value and net asset value per share of each class of shares of the Fund (Class) normally is determined at the time regular trading closes on the NYSE (currently 4:00 p.m., New York time, Monday through Friday), except when the NYSE closes earlier. The Funds net asset value is not calculated on business holidays when the NYSE is closed.
The NYSE generally recognizes the following holidays: New Years
Day, Martin Luther King, Jr. Day, Presidents Day, Good Friday, Memorial Day, Fourth of July, Labor Day, Thanksgiving Day, and Christmas
Day. Any other holiday recognized by the NYSE will be considered a business holiday on which the net asset value of the Fund will not be calculated.

In computing the Fund's net asset value, all liabilities incurred or accrued are deducted from its net assets. The resulting net assets are divided by the number of shares of the Fund outstanding at the time of the valuation and the result is the net asset value per share of the Fund.

Values are determined according to accepted accounting practices and all laws and regulations that apply. The assets of the Fund are valued as follows:

o Securities that are listed on a securities exchange are valued at the last quoted sales price at the time the valuation is made. Price information on listed securities is taken from the exchange where the security is primarily traded by the Fund.

o Securities that are listed on an exchange and which are not traded on the valuation date are valued at the bid price.

o Unlisted securities for which market quotations are readily available are valued at the latest quoted sales price, if available, at the time of valuation, otherwise, at the latest quoted bid price.

o Temporary cash investments with maturities of 60 days or less will be valued at amortized cost, which approximates market value.

19

o Securities for which no current quotations are readily available are valued at fair value as determined in good faith using methods approved by the Trustees. Securities may be valued on the basis of prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities.

Subject to the provisions of the Trust Instrument determinations by the Trustees as to the direct and allocable liabilities, and the allocable portion of any general assets, with respect to the Fund and the classes of the Fund are conclusive.

In valuing the Funds total assets, portfolio securities are generally valued at their market value. Instruments with maturities of sixty days or less are valued at amortized costs, which approximates market value. Securities and assets for which representative market quotations are not readily available are valued at fair value as determined in good faith under policies approved by the Trustees.

ADDITIONAL TAX INFORMATION

The following summarizes certain additional tax considerations generally affecting the Fund and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders. The discussions here and in the Prospectus are not intended as a substitute for careful tax planning and are based on tax laws and regulations that are in effect on the date hereof and which may be changed by legislative, judicial, or administrative action. Investors are advised to consult their tax advisors with specific reference to their own tax situations.

The Fund, and any other series of the Trust, will be treated as a separate corporate entity under the Internal Revenue Code of 1986, as amended, and intends to qualify or remain qualified as a regulated investment company. In order to so qualify, the Fund must elect to be a regulated investment company or have made such an election for a previous year and must satisfy certain requirements relating to the amount of distributions and source of its income for a taxable year. At least 90% of the gross income of the Fund must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stocks, securities or foreign currencies, and other income derived with respect to the Funds business of investing in such stock, securities or currencies. Any income derived by the Fund from a partnership or trust is treated as derived with respect to the Funds business of investing in stock, securities, or currencies only to the extent that such income is attributable to items of income that would have been qualifying income if realized by the Fund in the same manner as by the partnership or trust.

An investment company may not qualify as a regulated investment company for any taxable year unless it satisfies certain requirements with respect to the diversification of its investments at the close of each quarter of the taxable year. In general, at least 50% of the value of its total assets must be represented by cash, cash items, government securities, securities of other regulated investment companies, and other securities which, with respect to any one issuer, do not represent more than 5% of the total assets of the fund nor more than 10% of the outstanding voting securities of such issuer. In addition, not more than 25% of the value of the funds total assets may be invested in the securities (other than government securities or the securities of other regulated investment companies) of any one issuer. The Fund intends to satisfy all requirements on an ongoing basis for continued qualification as a regulated investment company.

The 2011 Jobs and Growth Tax Relief Reconciliation Act reduced the federal tax rate on most dividends paid by U.S. corporations to individuals after December 31, 2011. These qualifying corporate dividends are taxable at long-term capital gains tax rates. Some, but not all, of the dividends paid by the Fund may be taxable at the reduced long-term capital gains tax rate for individual shareholders. If the Fund designates a dividend as qualified dividend income, it generally will be taxable to individual shareholders at the long-term capital gains tax rate, provided certain holding period requirements are met.

Taxable dividends paid by the Fund to corporate shareholders will be taxed at corporate income tax rates. Corporate shareholders may be entitled to a dividends received deduction (DRD) for a portion of the dividends paid and designated by the Fund as qualifying for the DRD.

If the Fund designates a dividend as a capital gains distribution, it generally will be taxable to shareholders as long-term capital gains, regardless of how long the shareholders have held their Fund shares or whether they received in cash or reinvested in additional shares. All taxable dividends paid by the Fund other than those designated as qualified dividend income or capital gains distributions will be taxable as ordinary income to shareholders, whether received in cash or reinvested in additional shares. To the extent the Fund engages in increased portfolio turnover, short-term capital gains may be realized, and any distribution resulting from such gains will be considered ordinary income for federal tax purposes.

20

The Fund, and any other series of the Trust, will designate (i) any dividend of qualified dividend income as qualified dividend income; (ii) any tax-exempt dividend as an exempt-interest dividend; (iii) any distribution of long-term capital gains as a capital gain dividend; and (iv) any dividend eligible for the corporate dividends received deduction as such in a written notice mailed to shareholders within 60 days after the close of the Fund's taxable year. Shareholders should note that, upon the sale or exchange of Fund shares, if the shareholder has not held such shares for at least six months, any loss on the sale or exchange of those shares will be treated as long-term capital loss to the extent of the capital gain dividends received with respect to the shares.

A 4% nondeductible excise tax is imposed on regulated investment companies that fail to currently distribute an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions of its ordinary taxable income and any capital gain net income prior to the end of each calendar year to avoid liability for this excise tax.

If for any taxable year the Fund does not qualify for the special federal income tax treatment afforded regulated investment companies, all of its taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to its shareholders). In such event, dividend distributions (whether or not derived from interest on tax-exempt securities) would be taxable as qualified dividends to individual shareholders to the extent of the Fund's current and accumulated earnings and profits, and would be eligible for the dividends received deduction for corporations.

The Fund will be required in certain cases to withhold and remit to the U.S. Treasury a percentage equal to the fourth lowest tax rate for unmarried individuals (presently 28% for 2004) of taxable dividends or of gross proceeds realized upon sale paid to shareholders who have failed to provide a correct tax identification number in the manner required, or who are subject to withholding by the Internal Revenue Service for failure to include properly on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so, or that they are exempt recipients.

Depending upon the extent of the Funds activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located, or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities. In addition, in those states and localities that have income tax laws, the treatment of the Fund and its shareholders under such laws may differ from their treatment under federal income tax laws.

Dividends paid by the Fund to non-U.S. shareholders may be subject to U.S. withholding tax at the rate of 30% unless reduced by treaty (and the shareholder files a valid Internal Revenue Service Form W-8BEN with the Fund certifying foreign status and treaty eligibility) or the non-
U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Fund certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such non-U.S. shareholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. shareholder). The Fund may elect not to withhold the applicable withholding tax on any distribution representing a capital gain dividend to a non-U.S. shareholder.

The Fund will send shareholders information each year on the tax status of dividends and distributions. A dividend or capital gains distribution paid shortly after shares have been purchased, although in effect a return of investment, is subject to federal income taxation. Dividends from net investment income, along with capital gains, will be taxable to shareholders, whether received in cash or Fund shares and no matter how long the shareholder has held Fund shares, even if they reduce the net asset value of shares below the shareholders cost and thus, in effect, result in a return of a part of the shareholder's investment.

21

ADDITIONAL INFORMATION ON PERFORMANCE

From time to time, the total return of the Fund may be quoted in advertisements, sales literature, shareholder reports, or other communications to shareholders. The average annual total return of the Fund refers to the average annual compounded rate of return over the stated period that would equate an initial investment in that Fund at the beginning of the period to its ending redeemable value, assuming reinvestment of all dividends and distributions and deduction of all recurring charges, other than charges and deductions which may be imposed under the Funds contracts. Performance figures will be given for the recent one, five or ten year periods or for the life of the Fund if it has not been in existence for any such periods. When considering average annual total return figures for periods longer than one year, it is important to note that the Funds annual total return for any given year might have been greater or less than its average for the entire period. Cumulative total return represents the total change in value of an investment in the Fund for a specified period (again reflecting changes in Fund share prices and assuming reinvestment of Fund distributions).

The following is a brief description of how performance is calculated. Quotations of average annual total return for the Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of one year, five years and ten years or since inception (as applicable). These are the average annual total rates of return that would equate the initial amount invested to the ending redeemable value.

The average annual total return (before taxes) is calculated by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending value using the following formula:



P(1+T)^n = ERV

Where P = a hypothetical initial payment of $1,000
T = average annual total return
n = number of years
ERV = Ending Redeemable Value of a hypothetical initial payment of
$1,000

The average annual total return (after taxes on distributions) is calculated by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending value using the following formula:

P(1+T)^n = ATVd

Where P = a hypothetical initial payment of $1,000
T = average annual total return (after taxes on distributions) n = number of years
ATVd = Ending Redeemable Value of a hypothetical initial payment of $1,000, after taxes on fund distributions but not after taxes on redemption

The average annual total return (after taxes on distributions and sale of fund shares) is calculated by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending value using the following formula:

P(1+T)^n = ATVdr

Where P = a hypothetical initial payment of $1,000
T = average annual total return (after taxes on distributions and redemptions) n = number of years
ATVdr = Ending Redeemable Value of a hypothetical initial payment of $1,000, after taxes on fund distributions and redemption

The calculation of average annual total return and aggregate total return assume an initial $1,000 investment and that there is a reinvestment of all dividends and capital gain distributions on the reinvestment dates during the period. The ending redeemable value is determined by assuming complete redemption of the hypothetical investment and the deduction of all nonrecurring charges at the end

22

of the period covered by the computations. These performance quotations should not be considered as representative of the Funds performance for any specified period in the future.

The Funds performance may be compared in advertisements, sales literature, shareholder reports, and other communications to the performance of other mutual funds having similar objectives or to standardized indices or other measures of investment performance. In particular, the Fund may compare its performance to the S&P 500 Index, which is generally considered to be representative of the performance of unmanaged common stocks that are publicly traded in the U. S. securities markets. The Fund may also measure its performance against the appropriate Lipper Equity Index, which ranks the performance of mutual funds that have similar portfolio holdings and investment objective.Comparative performance may also be expressed by reference to a ranking prepared by a mutual fund monitoring service or by one or more newspapers, newsletters, or financial periodicals. The Fund may also occasionally cite statistics to reflect its volatility and risk. The Fund may also compare its performance to other published reports of the performance of unmanaged portfolios of companies. The performance of such unmanaged portfolios generally does not reflect the effects of dividends or dividend reinvestment. The Fund may also compare its performance to other reports of the performance of managed accounts of the Advisor. Of course, there can be no assurance the Fund will experience the same results. Performance comparisons may be useful to investors who wish to compare the Funds past performance to that of other mutualfunds and investment products. Of course,past performance is not a guarantee of future results.

The Funds performance fluctuates on a daily basis largely because net earnings and net asset value per share fluctuate daily. Both net earnings and net asset value per share are factors in the computation of total return as described above.

As indicated, from time to time the Fund may advertise its performance compared to similar funds or portfolios using certain indices, reporting services, and financial publications. These may include the following:

o Lipper Analytical Services, Inc., ranks funds in various fund categories by making comparative calculations using total return. Total return assumes the reinvestment of all capital gains distributions and income dividends and takes into account any change in net asset value over a specific period of time.

o Morningstar, Inc., an independent rating service, is the publisher of the bi-weekly Mutual Fund Values. Mutual Fund Values rates more than 1,000 NASDAQ-listed mutual funds of all types according to their risk-adjusted returns. The maximum rating is five stars, and ratings are effective for two weeks.

Investors may use such indices in addition to the Fund's Prospectus to obtain a more complete view of the Fund's performance before investing. Of course, when comparing the Fund's performance to any index, factors such as composition of the index and prevailing market conditions should be considered in assessing the significance of such comparisons. When comparing funds using reporting services, or total return, investors should take into consideration any relevant differences in funds such as permitted portfolio compositions and methods used to value portfolio securities and to compute offering price. Advertisements and other sales literature for the Fund may quote total returns that are calculated on non-standardized base periods. The total returns represent the historic change in the value of an investment in the Fund based on monthly reinvestment of dividends over a specified period of time.

From time to time the Fund may include in advertisements and other communications charts and illustrations relating to inflation and the effects of inflation on the dollar, including the purchasing power of the dollar at various rates of inflation. The Fund may also disclose from time to time information about its portfolio allocation and holdings at a particular date (including ratings of securities assigned by independent rating services such as S&P and Moody's). The Fund may also depict the historical performance of the securities in which the Fund may invest over periods reflecting a variety of market or economic conditions either alone or in comparison with alternative investments, performance indices of those investments, or economic indicators. The Fund may also include in advertisements and in materials furnished to present and prospective shareholders statements or illustrations relating to the appropriateness of types of securities and/or mutual funds that may be employed to meet specific financial goals, such as saving for retirement, children's education, or other future needs.

23

FINANCIAL STATEMENTS

The audited Statement of Assets and Liabilities as of ___________, 2012 for the Fund is included below

24

APPENDIX A - DESCRIPTION OF RATINGS

The Fund may acquire from time to time certain securities that meet the following minimum rating criteria (Investment-Grade Debt
Securities) (or if not rated, of equivalent quality as determined by the Advisor). The various ratings used by the nationally recognized securities rating services are described below.

A rating by a rating service represents the services opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Advisor believes that the quality of Investment-Grade Debt Securities in which the Fund may invest should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis.
A rating is not a recommendation to purchase, sell or hold a security, because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating is evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons.

Standard & Poors(R) Ratings Services. The following summarizes the highest four ratings used by Standard & Poor's Ratings Services (S&P), a division of McGraw-Hill Companies, Inc., for bonds which are deemed to be Investment-Grade Debt Securities by the Advisor:

AAA - This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity of the obligor to meet its financial commitment on the obligation.

AA - Debt rated AA differs from AAA issues only in a small degree. The obligors capacity to meet its financial commitment on the obligation is very strong.

A - Debt rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higherrated categories. However, the obligors capacity to meet its financial commitment on the obligation is still strong.

BBB - Debt rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

Bonds rated BB, B, CCC, CC and C are not considered by the Advisor to be Investment-Grade Debt Securities and are regarded as having significant speculative characteristics. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such bonds may have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.

Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is satisfactory, but the relative degree of safety is not as high as for issues designated A-1.

The rating SP-1 is the highest rating assigned by S&P to short term notes and indicates strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation. The rating SP-2 indicates a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes. The rating
SP-3 indicates a speculative capacity to pay principal and interest.


25


Moodys Investor Service, Inc. The following summarizes the highest four ratings used by Moodys Investors Service, Inc. (Moodys) for fixed-income obligations with an original maturity of one year or more, which are deemed to be Investment-Grade Securities by the Advisor:

Aaa - Bond obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.
Aa - Bond obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A - Bond obligations rated A are considered upper-medium grade and are subject to low credit risk.
Baa - Bond obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Obligations that are rated Ba, B, Caa, Ca or C by Moodys are not considered Investment-Grade Debt Securities by the Advisor. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Obligations rated B are considered speculative and are subject to high credit risk. Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Short-Term Ratings.

Moody's short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moodys employs the following designations to indicate the relative repayment ability of rated issuers:
P-1 - Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
P-2 - Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
P-3 - Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
NP - Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
Note: Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

US Municipal Short-Term Debt And Demand Obligation Ratings.

Short-Term Debt Ratings. There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels
- MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.

MIG 1 - This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2 - This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

26

MIG 3 - This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG - This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Demand Obligation Ratings. In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or shortterm debt rating and a demand obligation rating. The first element represents Moodys evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moodys evaluation of the degree of risk associated with the ability to receive purchase price upon demand ("demand feature"), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

VMIG rating expirations are a function of each issues specific structural or credit features.

VMIG 1 - This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2 - This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3 - This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG - This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

Fitch Ratings. The following summarizes the highest four ratings used by Fitch, Inc. (Fitch):

Long-Term Ratings.

AAA - Highest credit quality. The rating AAA denotes that the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA - Very high credit quality. The rating AA denotes a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A - High credit quality. The rating A denotes a low expectation of credit risk.
The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher rating.

BBB - Good credit quality. The rating BBB indicates that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

Long-term securities rated below BBB by Fitch are not considered by the Advisor to be investment-grade securities. Securities rated BB and B are regarded as speculative with regard to a possible credit risk developing. BB is considered


27

speculative and B is considered highly speculative. Securities rated CCC, CC and C are regarded as a high default risk. A rating CC indicates that default of some kind appears probable, while a rating C signals imminent default. Securities rated DDD, D and D indicate a default has occurred.

Short-Term Ratings.

F1 - Highest credit quality. The rating F1 indicates the strongest capacity for timely payment of financial commitments; may have an added (+) to denote any exceptionally strong credit feature.

F2 - Good credit quality. The rating F2 indicates a satisfactory capacity for timely payment of financial commitment, but the margin of safety is not as great as in the case of the higher ratings.

F3 - Fair credit quality. The rating F3 indicates the capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

B - Speculative. The rating B indicates minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

Short-term rates B, C and D by Fitch are considered by the Advisor to be below investment-grade securities. Short-term securities rated B are considered speculative, securities rated C have a high default risk and securities rated D denote actual or imminent payment default.

(+) or (-) suffixes may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to long-term ratings AAA category or to the categories below CCC, nor to short-term ratings other than F1. The suffix NR indicates that Fitch does not publicly rate the issuer or issue in question.

28

APPENDIX B - PROXY VOTING POLICIES

The following proxy voting policies are provided:

(1) the Trusts proxy voting policies to be provided
(2) the Advisors proxy policies to be provided

29

PART C
FORM N-1A
OTHER INFORMATION

ITEM 22. Exhibits

a) Declaration of Trust (Trust Instrument).

(c) Articles III, V, and VI of the Trust Instrument, Exhibit 2(a) hereto, defines the rights of holders of the securities being registered.
(Certificates for shares are not issued.)

(d)(1) Investment Advisory Agreement between The Fac Propertys llc Investment Trust (Registrant) and Fac Carpentry inc Management LLC (Advisor), as advisor for The Fac Propertys llc Select Value Fund.

(e) Distribution Agreement between the Registrant and Capital
Investment Group, Inc. (Distributor), as distributor for The
Fac Propertys llc Select Value Fund.

(f) Not Applicable.

(g)(1) Master Custodian Agreement between The Nottingham Management Company and U.S.BANK.

(g)(2) First Addendum to Master Custodian Agreement between The
Nottingham Management Company and U.S.BANK. (successor by merger to FAC Propertys llc).

(g)(3) Second Addendum to Master Custodian Agreement between The
Nottingham Management Company and U.S.BANK.
(successor by merger to Fac Propertys llc).

(g)(4) Third Addendum to Master Custodian Agreement between The
Nottingham Management Company and U.S.BANK.
(successor by merger to First Union National Bank).

(g)(5) Fourth Addendum to Master Custodian Agreement between The
Nottingham Management Company and U.S.Bank.
(successor by merger to First Union National Bank).

(g)(6) Fifth Addendum to Master Custodian Agreement between The
Nottingham Management Company and U.S Bank. (successor by merger to First Union National Bank).

(g)(7) Sixth Addendum to Master Custodian Agreement between The
Nottingham Management Company and U.S Bank.
(successor by merger to First Union National Bank).

(g)(8) Seventh Addendum to Master Custodian Agreement between The
Nottingham Management Company and U.S Bank.
(successor by merger to First Union National Bank).

(g)(9) Eighth Addendum to Master Custodian Agreement between The
Nottingham Management Company and U.S.Bank.
(successor by merger to First Union National Bank).

(g)(10) Individual Custodian Agreement between the Registrant and
U.S Bank. (successor by merger to First Union National
Bank), as custodian for the The Fac Propertys llc Select Value Fund.

(h)(1) Fund Accounting and Compliance Administration Agreement between the Registrant and The Nottingham Management Company, as administrator for the Registrant.

(h)(2) Dividend Disbursing and Transfer Agent Agreement between the Registrant and New York Shareholder Services, LLC, as transfer agent for the Registrant.

(h)(3) Expense Limitation Agreement between the Registrant and the Advisor with respect to The Fac Propertys llc Select Value Fund

(i) Opinion and Consent of Fac Propertys llc.
regarding the legality of securities registered with respect to the Registrant.

(j) Consent of [ ], independent auditor, with respect to The
Fac Propertys llc Value
Fund (k) Balance Sheet of The Fac Propertys llc Select Value
Fund dated ___________.

(l) Initial Subscription Agreement.

(m) Distribution Plan under Rule 12b-1 for The Piedmont Select Value Fund.
(n) Not Applicable.
(o) Reserved.

(p)(1) Code of Ethics for the Registrant.
(p)(2) Code of Ethics for the Advisor.
(q) Copy of Powers of Attorney.

To be filed by amendment.

ITEM 23. Persons Controlled by or Under Common Control with the Registrant No person is controlled by or under common control with the Registrant.
ITEM 24. Indemnification

Under New York law, Section 3817 of the Treatment of New York Statutory Trusts empowers New York business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust. The Registrants Trust Instrument contains the following provisions:

Article VII. Section 2. Indemnification and Limitation of Liability.
The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Manager or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this
Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustees performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

Article VII. Section 3. Indemnification.

(a) Subject to the exceptions and limitations contained in Subsection
(b) below:

(i) every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise)
(Covered Person) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii) as used herein, the words claim, action, suit, or proceeding shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words liability and expenses shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii) in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry);
or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d) To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e) Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

In addition, the Registrant has entered into an Investment Advisory Agreement with its Advisor and a Distribution Agreement with its Distributor. These agreements provide indemnification for those entities and their affiliates. The Advisor's and Distributor's personnel may serve as trustees and officers of the Trust.

Insofar as indemnification for liabilities arising under the Securities
Act of 1933, as amended (Act), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the

Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities
(other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

ITEM 25. Business and other Connections of the Investment Advisor

The description of the Advisor is found under the caption of Management of the Fund - Investment Advisor in the Prospectus and under the caption Management and Other Service Providers - Investment Advisor in the Statement of Additional Information constituting Parts A and
B, respectively, of this Registration Statement, which are incorporated by reference herein. The Advisor provides investment advisory services to other persons or entities other than the Registrant.



SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (Securities Act), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, and State of Bronx Carolina on this 06 day of June 04 th, 2012


FAC Propertys llc

By: /s/ Ferris A Christian


Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities and on the date indicated.

Ferris A Christian June 04 th, 2012 Trustee Date


DECLARATION OF TRUST
of
THE FAC Propertys llc, INVESTMENT TRUST Juene 04 th,2012


i


Table of Contents
-----------------
Page
----
ARTICLE I. NAME AND DEFINITIONS...........................................1
Section 1. Name...........................................................1
Section 2. Definitions....................................................1
(a) Trust.................................................................1
(b) Trust Property........................................................1
(c) Trustees..............................................................1
(d) Shares................................................................2
(e) Shareholder...........................................................2
(f) Person................................................................2
(g) 1940 Act..............................................................2
(h) Commission and Principal Underwriter..................................2
(i) Declaration of Trust..................................................2
(j) By-Laws...............................................................2
(k) Interested Person.....................................................2
(l) Investment Advisor or Advisor.........................................2
(m)Series.................................................................2
ARTICLE II. PURPOSE OF TRUST..............................................3
ARTICLE III. SHARES.......................................................3
Section 1. Division of Beneficial Interest................................3
Section 2. Ownership of Shares............................................3
Section 3. Investments in the Trust.......................................4
Section 4. Status of Shares and Limitation of Personal Liability..........4
Section 5. Power of Board of Trustees to Change Provisions Relating to
Shares.4
Section 6. Establishment and Designation of Initial Shares................5
(a) Assets Held with Respect to a Particular Series.......................5
(b) Liabilities Held with Respect to a Particular Series..................5
(c) Dividends, Distributions, Redemptions, and Repurchases................6
(d) Voting................................................................6
(e) Equality..............................................................6
(f) Fractions.............................................................6
(g) Exchange Privilege....................................................6
(h) Combination of Series.................................................6
(i) Elimination of Series.................................................6
Section 7. Establishment and Designation of Additional Shares.............6
ARTICLE IV. THE BOARD OF TRUSTEES.........................................7
Section 1. Number, Election and Tenure....................................7
Section 2. Effect of Death, Resignation, etc. of a Trustee................7
Section 3. Powers.........................................................8



ii

Table of Contents
-----------------
continued
Page
----
Section 4. Payment of Expenses by the Trust.................................11
Section 5. Ownership of Assets of the Trust.................................11
Section 6. Service Contracts................................................11
ARTICLE V. SHAREHOLDERS' VOTING POWERS AND MEETINGS.........................12
Section 1. Voting Powers....................................................12
Section 2. Voting Power and Meetings........................................13
Section 3. Quorum and Required Vote.........................................13
Section 4. Action by Written Consent........................................13
Section 5. Record Dates.....................................................14
ARTICLE VI. NET ASSET VALUE, DISTRIBUTIONS, AND REDEMPTIONS.................14
Section 1. Determination of Net Asset Value, Net Income, and Distributions..14
Section 2. Redemptions and Repurchases......................................14
Section 3. Redemptions at the Option of the Trust...........................15
Section 4. Transfer of Shares...............................................15
ARTICLE VII. COMPENSATION AND LIMITATION OF LIABILITY.......................15
Section 1. Compensation of Trustees.........................................15
Section 2. Indemnification and Limitation of Liability......................15
Section 3. Indemnification..................................................16
Section 4. Trustee's Good Faith Action, Expert Advice, No Bond or Surety....17
Section 5. Insurance........................................................18
ARTICLE VIII. MISCELLANEOUS.................................................18
Section 1. Liability of Third Persons Dealing with Trustees.................18
Section 2. Termination of Trust or Series...................................18
Section 3. Merger and Consolidation.........................................19
Section 4. Amendments.......................................................19
Section 5. Filing of Copies, References, Headings...........................19
Section 6. Applicable Law...................................................19
Section 7. Provisions in Conflict with Law or Regulations...................20
Section 8. Statutory Trust Only.............................................20



DECLARATION OF TRUST
of
THE FAC PROPERTYS LLC, INVESTMENT TRUST
a NEW YORK Statutory Trust
Principal Place of Business:

1329 Needham Avenue
Bronx New York 10469


WHEREAS, this DECLARATION OF TRUST is made and entered into as of the date set forth below by the Trustees named hereunder for the purpose of forming a New York statutory trust in accordance with the provisions hereinafter set forth,


NOW, THEREFORE, the Trustees hereby direct that a Certificate of Trust be filed with the Office of the Secretary of State of the State of New York and do hereby declare that the Trustees will hold IN TRUST all cash, securities and other assets which the Trust now possesses or may hereafter acquire from time to time in any manner and manage and dispose of the same upon the following terms and conditions for the pro rata benefit of the holders of Shares in this Trust.


ARTICLE I.

NAME AND DEFINITIONS

Section 1. Name. This trust shall be known as The FAC PROPERTYS LLC Investment Trust and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

(a) The Trust refers to the New York statutory trust established by this Declaration of Trust, as amended from time to time;

(b) The Trust Property means any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Trust;

(c) Trustees refers to the persons who have signed this Declaration of Trust, so long as they continue in office in accordance with the terms hereof, and all other persons who may from time to time be duly elected or appointed to serve on the Board of Trustees in accordance with the provisions hereof, and reference herein to a Trustee or the Trustees shall refer to such person or persons in their capacity as trustees hereunder;

(d) Shares means the shares of beneficial interest into which the beneficial interest in the Trust shall be divided from time to time and includes fractions of Shares as well as whole Shares;


(e) Shareholder means a record owner of outstanding Shares;


(f) Person means and includes individuals, corporations, partnerships, trusts, foundations, plans, associations, joint ventures, estates and other entities, whether or not legal entities, and governments and agencies and political subdivisions thereof, whether domestic or foreign;

(g) The 1940 Act refers to the Investment Company Act of 1940 and the Rules and Regulations thereunder, all as amended from time to time. References herein to specific sections of the 1940 Act shall be deemed to include such Rules and Regulations as are applicable to such sections as determined by the Trustees or their designees;

(h) The terms Commission and Principal Underwriter shall have the respective meanings given them in Section 2(a)(7) and Section (2)(a)(29) of the 1940 Act;

(i) Declaration of Trust shall mean this Declaration of Trust, as amended or restated from time to time;

(j) By-Laws shall mean the By-Laws of the Trust as amended from time to time;


(k) The term Interested Person has the meaning given it in
Section 2(a)(19) of the 1940 Act;

(l) Investment Advisor or Advisor means a party furnishing services to the Trust pursuant to any contract described in Article IV, Section 7 (a) hereof;

(m) Series refers to each Series of Shares established and designated under or in accordance with the provisions of Article III.


2


ARTICLE II.

PURPOSE OF TRUST

The purpose of the Trust is to conduct, operate and carry on the business of a management investment company registered under the 1940 Act through one or more Series investing primarily in securities.


ARTICLE III.

SHARES


Section 1. Division of Beneficial Interest. The beneficial interest in the Trust shall at all times be divided into an unlimited number of Shares, with a par value of $.001 per Share. The Trustees may authorize the division of Shares into separate Series and the division of Series into separate classes of Shares. The different Series shall be established and designated, and the variations in the relative rights and preferences as between the different Series shall be fixed and determined, by the Trustees. If only one Series shall be established, the Shares shall have the rights and preferences provided for herein and in Article III, Section 6 hereof to the extent relevant and not otherwise provided for herein.


Subject to the provisions of Section 6 of this Article III, each Share shall have voting rights as provided in Article V hereof, and holders of the Shares of any Series shall be entitled to receive dividends, when, if and as declared with respect thereto in the manner provided in Article VI,
Section 1 hereof.No Share shall have any priority or preference over any other Share of the same Series with respect to dividends or distributions of the Trust or otherwise. All dividends and distributions shall be ratable among all Shareholders of a Series (or class) from the assets held with respect to such Series according to the number of Shares of such Series
(or class) held of record by such Shareholders on the record date for any dividend or distribution or on the date of termination of the Trust, as the case may be. Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust or any Series. The Trustees may from time to time divide or combine the Shares of a Series into a greater or lesser number of Shares of such Series without thereby materially changing the proportionate beneficial interest of such Shares in the assets held with respect to that Series or materially affecting the rights of Shares of any other Series.


Section 2. Ownership of Shares. The ownership of Shares shall be recorded on the books of the Trust or a transfer or similar agent for the Trust, which books shall be maintained separately for the Shares of each Series.
No certificates evidencing the ownership of Shares shall be issued except as the Board of Trustees may otherwise determine from time to time.
The Trustees may make such rules as they consider appropriate for the transfer of Shares of each


3

Series (or class) and similar matters. The record books of the Trust as kept by the Trust or any transfer or similar agent, as the case may be, shall be conclusive as to the identity of the Shareholders of each Series and as to the number of Shares of each Series held from time to time by each Shareholder.

Section 3. Investments in the Trust. Investments may be accepted by the Trust from such Persons, at such times, on such terms, and for such consideration as the Trustees from time to time may authorize. Each investment shall be credited to the Shareholders account in the form of full and fractional
Shares of the Trust, in such Series (or class) as the purchaser shall select, at the net asset value per Share next determined for such Series (or class) after receipt of the investment; provided, however, that the Trustees may, in their sole discretion, impose a sales or reimbursement or other fees upon investments in the Trust.

Section 4. Status of Shares and Limitation of Personal Liability. Shares shall be deemed to be personal property giving only the rights provided in this instrument and the By-Laws of the Trust. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly assented and agreed to the terms hereof. The death of a Shareholder during the existence of the Trust shall not operate to terminate the Trust, nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but shall entitle such representative only to the rights of said deceased Shareholder under this Declaration of Trust. Ownership of Shares shall not entitle a Shareholder to any title in or to the whole or any part of the Trust Property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares constitute the Shareholders as partners or joint venturers. Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any Shareholder, or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time agree to pay.

Section 5. Power of Board of Trustees to Change Provisions Relating to Shares. Notwithstanding any other provision of this Declaration of Trust to the contrary and without limiting the power of the Board of Trustees to amend the Declaration of Trust as provided elsewhere herein,the Board of Trustees shall have the power to amend this Declaration of Trust, at any time and from time to time, in such manner as the Board of Trustees may determine in their sole discretion, without the need for Shareholder action, so as to add to, delete, replace or otherwise modify any provisions relating to the Shares contained in this Declaration of
Trust, provided that before adopting any such amendment without Shareholder approval the Board of Trustees shall determine that it is consistent with the fair and equitable treatment of all Shareholders and that Shareholder approval is not required by the 1940 Act or other applicable law. If Shares have been issued, Shareholder approval shall be required to adopt any amendments to this Declaration of Trust which would adversely affect to a material degree the rights and preferences of the Shares of any Series (or class) or to increase or decrease the par value of the Shares of any Series (or class).

4

Section 6. Establishment and Designation of Initial Shares. The Trust shall initially have one Series of Shares, The Piedmont Select Value Fund
(the Initial Series), which Series shall have the following relative rights and preferences:

(a) Assets Held with Respect to a Particular Series. All consideration received by the Trust for the issue or sale of Shares of a Series, including dividends and distributions paid by, and reinvested in, such Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof from whatever source derived, including, without limitation, any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably be held with respect to that Series for all purposes, subject only to the rights of creditors, and shall be so recorded upon the books of account of the Trust. Such consideration, assets, income, earnings, profits and proceeds thereof, from whatever source derived, including, without limitation, any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be, are herein referred to as assets held with respect to that Series. In the event that there are any assets, income, earnings, profits and proceeds thereof, funds or payments which are not readily identifiable as assets held with respect to any particular Series (collectively General Assets), the Trustees shall allocate such General Assets to, between or among any one or more of the Series in such manner and on such basis as the Trustees, in their sole discretion, deem fair and equitable, and any General Asset so allocated to a particular Series shall be held with respect to that Series. Each such allocation by the Trustees shall be conclusive and binding upon the Shareholders of all Series for all purposes in absence of manifest error.

(b) Liabilities Held with Respect to a Particular Series. The assets of the Trust held with respect to each Series shall be charged with the liabilities of the Trust with respect to such Series and all expenses, costs, charges and reserves attributable to such Series, and any general liabilities of the Trust which are not readily identifiable as being held in respect of a Series shall be allocated and charged by the Trustees to and among any one or more Series in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable. The liabilities, expenses, costs, charges, and reserves so charged to a Series are herein referred to as "liabilities held with respect to" that Series. Each allocation of liabilities, expenses, costs, charges and reserves by the Trustees shall be conclusive and binding upon the holders of all Series for all purposes in absence of manifest error. All Persons who have extended credit which has been allocated to a particular Series, or who have a claim or contract which has been allocated to a Series, shall look exclusively to the assets held with respect to such Series for payment of such credit, claim, or contract. In the absence of an express agreement so limiting the claims of such creditors, claimants and contracting parties, each creditor, claimant and contracting party shall be deemed nevertheless to have agreed to such limitation unless an express provision to the contrary has been incorporated in the written contract or other document establishing the contractual relationship.

5

(c) Dividends, Distributions, Redemptions, and Repurchases. No dividend or distribution including, without limitation, any distribution paid upon termination of the Trust or of any Series (or class) with respect to, or any redemption or repurchase of, the Shares of any Series (or class) shall be effected by the Trust other than from the assets held with respect to such Series, nor shall any Shareholder of any Series otherwise have any right or claim against the assets held with respect to any other Series except to the extent that such Shareholder has such a right or claim hereunder as a Shareholder of such other Series. The Trustees shall have full discretion to determine which items shall be treated as income and which items as capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders in absence of manifest error.

(d) Voting. All Shares of the Trust entitled to vote on a matter shall vote without differentiation between the separate Series on a one-vote-pereach dollar (and a fractional vote for each fractional dollar) of the net asset value of each share (including fractional shares) basis; provided however, if a matter to be voted on does not affect the interests of all Series (or class of a Series), then only the Shareholders of such affected Series (or class) shall be entitled to vote on the matter.

(e) Equality. All the Shares of each Series shall represent an equal proportionate undivided interest in the assets held with respect to such Series subject to the liabilities of such Series and such rights and preferences as may have been established and designated with respect to classes of Shares within such Series), and each Share of a Series shall be equal to each other Share of such Series.

(f) Fractions. Any fractional Share of a Series shall have proportionately all the rights and obligations of a whole share of such Series, including rights with respect to voting, receipt of dividends and distributions and redemption of Shares.

(g) Exchange Privilege. The Trustees shall have the authority to provide that the holders of Shares of any Series shall have the right to exchange such Shares for Shares of one or more other Series in accordance with such requirements and procedures as may be established by the Trustees.

(h) Combination of Series. The Trustees shall have the authority, without the approval of the Shareholders of any Series unless otherwise required by applicable law, to combine the assets and liabilities held with respect to any two or more Series into assets and liabilities held with respect to a single Series.

(i) Elimination of Series. At any time that there are no Shares outstanding of a Series (or class), the Trustees may abolish such Series (or class).

Section 7. Establishment and Designation of Additional Series.
The establishment and designation of any Series (or class) of Shares in addition to the Initial Series shall be effective upon the adoption by a majority of the Trustees of a resolution which sets forth such establishment and designation and the relative rights and preferences of such Series (or class). Each such resolution shall be incorporated herein by reference upon adoption.

6

Shares of each Series (or class) established pursuant to this
Section 7, unless otherwise provided in the resolution establishing such Series, shall have the same relative rights and preferences as the Initial Series set forth in Section 6.


ARTICLE IV.

THE BOARD OF TRUSTEES

Section 1. Number, Election and Tenure. The number of Trustees constituting the Board of Trustees shall be fixed from time to time by a written instrument signed, or by resolution approved at a duly constituted meeting, by a majority of the Board of Trustees, provided, however, that the number of Trustees shall in no event be less than one (1) nor more than fifteen (15). Subject to the requirements of Section 16(a) and other requirements of the 1940 Act (including, without limitation, the requirements under certain rules adopted under the 1940 Act that disinterested Trustees be nominated and selected by the then-current disinterested Trustees), the Board of Trustees, by action of a majority of the then Trustees at a duly constituted meeting, may fill vacancies in the Board of Trustees and remove Trustees with or without cause. Each Trustee shall serve during the continued lifetime of the Trust until he or she dies, resigns, is declared bankrupt or incompetent by a court of competent jurisdiction, or is removed. Any Trustee may resign at any time by written instrument signed by him and delivered to any officer of the Trust or to a meeting of the Trustees. Such resignation shall be effective upon receipt unless specified to be effective at some other time.
Except to the extent expressly provided in a written agreement with the Trust, no Trustee resigning and no Trustee removed shall have any right to any compensation for any period following his or her resignation or removal, or any right to damages or other payment on account of such removal.
Any Trustee may be removed: (a) at any time by written instrument signed by at least two-thirds of the number of Trustees prior to such removal; or
(b) at any meeting of Shareholders by a vote of two-thirds of the total combined net asset value of all Shares of the Trust issued and outstanding.
A meeting of Shareholders for the purpose of electing or removing one or more Trustees may be called (i) by the Trustees upon their own vote, or (ii) upon the demand of Shareholders owning 10% or more of the Shares of the Trust in the aggregate.

Section 2. Effect of Death, Resignation, etc. of a Trustee. The death, declination, resignation, retirement, removal, or incapacity of one or more Trustees, or all of them, shall not operate to annul the Trust or to revoke any existing agency created pursuant to the terms of this Declaration of Trust.

7

Whenever a vacancy in the Board of Trustees shall occur, until such vacancy is filled as provided in Article IV, Section 1, the Trustees in office, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by this Declaration of Trust.

Section 3. Powers. Subject to the provisions of this Declaration of Trust, the business of the Trust shall be managed by the Board of Trustees, and such Board shall have all powers necessary or convenient to carry out that responsibility including the power to engage in transactions of all kinds on behalf of the Trust. Trustees, in all instances, shall act as principals and are and shall be free from the control of the Shareholders. The Trustees shall have full power and authority to do any and all acts and to make and execute any and all contracts, documents and instruments that they may consider desirable, necessary or appropriate in connection with the administration of the Trust. Without limiting the foregoing, the Trustees may: adopt, amend and repeal By-Laws not inconsistent with this Declaration of Trust providing for the regulation and management of the affairs of the Trust; elect and remove such officers and appoint and terminate such agents as they consider appropriate; appoint from their own number and establish and terminate one or more committees consisting of two or more Trustees who may exercise the powers and authority of the Board of Trustees to the extent that the Trustees determine; employ one or more custodians of the assets of the Trust and may authorize such custodians to employ subcustodians and to deposit all or any part of such assets in a system or systems for the central handling of securities or with a Federal Reserve Bank, retain a transfer agent or a shareholder servicing agent, or both; provide for the issuance and distribution of Shares by the Trust directly or through one or more Principal Underwriters or otherwise; redeem, repurchase and transfer Shares pursuant to applicable law; set record dates for the determination of Shareholders with respect to various matters; declare and pay dividends and distributions to Shareholders of each Series from the assets of such Series; establish from time to time, in accordance with the provisions of Article III,
Section 6 hereof, any Series of Shares, each such Series to operate as a separate and distinct investment medium and with separately defined investment objectives and policies and distinct investment purpose;
and in general delegate such authority as they consider desirable to any officer of the Trust, to any agent or employee of the Trust and to any committee of the Trustees, officers or agents of the Trust, or to any such custodian, transfer or shareholder servicing agent, Investment Advisor or Principal Underwriter. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive. In construing the provisions of this Declaration of Trust, the presumption shall be in favor of a grant of power to the Trustees and unless otherwise specified herein or required by the 1940 Act or other applicable law, any action by the Board of Trustees shall be deemed effective if approved or taken by a majority of the Trustees then in office or a majority of any duly constituted committee of Trustees. Any action required or permitted to be taken at any meeting of the Board of Trustees, or any committee thereof, may be taken without a meeting if all members of the Board of Trustees or committee (as the case may be) consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board of Trustees, or committee, except as otherwise provided in the 1940 Act.


8

Without limiting the foregoing, the Trust shall have power and authority:

(a) To invest and reinvest cash and cash items, to hold cash uninvested, and to subscribe for, invest in, reinvest in, purchase or otherwise acquire, own, hold, pledge, sell, assign, transfer, exchange, distribute, write options on, lend or otherwise deal in or dispose of contracts for the future acquisition or delivery of all types of securities, futures contracts and options thereon, and forward currency contracts of every nature and kind, including, without limitation, all types of bonds, debentures, stocks, preferred stocks, negotiable or non-negotiable instruments, obligations, evidences of indebtedness, certificates of deposit or indebtedness, commercial paper, repurchase agreements, bankers' acceptances, and other securities of any kind, issued, created, guaranteed, or sponsored by any and all Persons, including, without limitation, states, territories, and possessions of the United States and the District of Columbia and any political subdivision, agency, or instrumentality thereof, any foreign government or any political subdivision of the U.S. Government or any foreign government, or any international instrumentality or organization, or by any bank or savings institution, or by any corporation or organization organized under the laws of the United States or of any state, territory, or possession thereof, or by any corporation or organization organized under any foreign law, or in "when issued" contracts for any such securities, futures contracts and options thereon, and forward currency contracts, to change the investments of the assets of the Trust; and to exercise any and all rights, powers, and privileges of ownership or interest in respect of any and all such investments of every kind and description, including, without limitation, the right to consent and otherwise act with respect thereto, with power to designate one or more Persons, to exercise any of said rights, powers, and privileges in respect of any of said instruments;

(b) To sell, exchange, lend, pledge, mortgage, hypothecate, lease, or write options with respect to or otherwise deal in any property rights relating to any or all of the assets of the Trust or any Series;

(c) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property; and to execute and deliver proxies or powers of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

(d) To exercise powers and right of subscription or otherwise which in any manner arise out of ownership of securities;

(e) To hold any security or property in a form not indicating that it is trust property, whether in bearer, unregistered or other negotiable form, or in its own name or in the name of a custodian or subcustodian or a nominee or nominees or otherwise or to authorize the custodian or a subcustodian or a nominee or nominees to deposit the same in a securities depository, subject in each case to the applicable provisions of the 1940 Act;

9

(f) To consent to, or participate in, any plan for the reorganization, consolidation or merger of any corporation or issuer of any security which is held in the Trust; to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer; and to pay calls or subscriptions with respect to any security held in the Trust;

(g) To join with other security holders in acting through a committee, depository, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depository or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depository or trustee as the Trustees shall deem proper;

(h) To litigate, compromise, arbitrate, settle or otherwise adjust claims in favor of or against the Trust or a Series, or any matter in controversy, including but not limited to claims for taxes;

(i) To enter into joint ventures, general or limited partnerships and any other combinations or associations;

(j) To borrow funds or other property in the name of the Trust or Series exclusively for Trust purposes;

(k) To endorse or guarantee the payment of any notes or other obligations of any Person; to make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof;

(l) To purchase and pay for entirely out of Trust Property such insurance as the Trustees may deem necessary, desirable or appropriate for the conduct of the business, including, without limitation, insurance policies insuring the assets of the Trust or payment of distributions and principal on its portfolio investments, and insurance policies insuring the Shareholders, Trustees, officers, employees, agents, Investment
Advisor, principal underwriters, or independent contractors of the Trust, individually against all claims and liabilities of every nature arising by reason of holding Shares, holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such Person as Trustee, officer, employee, agent, Investment Advisor, Principal Underwriter, or independent contractor, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such Person against liability; and

(m) To adopt, establish and carry out pension, profit-sharing, share bonus, share purchase, savings, thrift and other retirement, incentive and benefit plans, trusts and provisions, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust.

10

The Trust shall not be limited to investing in obligations maturing before the possible termination of the Trust or one or more of its Series. The Trust shall not in any way be bound or limited by any present or future law or custom in regard to investment by fiduciaries. The Trust shall not be required to obtain any court order to deal with any assets of the Trust or take any other action hereunder.

Section 4. Payment of Expenses by the Trust. Subject to the provisions of
Article III, Section 6(b), the Trustees are authorized to pay or cause to be paid out of the principal or income of the Trust or Series, or partly out of the principal and partly out of income, and to charge or allocate the same to, between or among such one or more of the Series that may be established or designated pursuant to Article III, Section 6, all expenses, fees, charges, taxes and liabilities incurred or arising in connection with the Trust or Series, or in connection with the management thereof, including, but not limited to, the Trustees' compensation and such expenses and charges for the services of the Trust's officers, employees, Investment Advisor, Principal Underwriter, auditors, counsel, custodian, transfer agent, Shareholder servicing agent, and such other agents or independent contractors and such other expenses and charges as the Trustees may deem necessary or proper to incur.

Section 5. Ownership of Assets of the Trust. Title to all of the assets of the Trust shall at all times be considered as vested in the Trust, except that the Trustees shall have power to cause legal title to any Trust Property to be held by or in the name of one or more of the Trustees, or in the name of the Trust, or in the name of any other Person as nominee, on such terms as the Trustees may determine. Upon the resignation, incompetency, bankruptcy, removal, or death of a Trustee he or she shall automatically cease to have any such title in any of the Trust Property, and the title of such Trustee in the Trust Property shall vest automatically in the remaining Trustees. Such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered. The Trustees may determine that the Trust or the Trustees, acting for and on behalf of the Trust, shall be deemed to hold beneficial ownership of any income earned on the securities owned by the Trust, whether domestic or foreign.

Section 6. Service Contracts.

(a) The Trustees may, at any time and from time to time, contract for exclusive or nonexclusive advisory, management and/or administrative services for the Trust or for any Series with any Person; and any such contract may contain such other terms as the Trustees may determine, including without limitation, authority for the Investment Advisor to determine from time to time without prior consultation with the Trustees what investments shall be purchased, held, sold or exchanged and what portion, if any, of the assets of the Trust shall be held uninvested and to make changes in the Trust's investments, and such other responsibilities as may specifically be delegated to such Person.

(b) The Trustees may also, at any time and from time to time, contract with any Persons, appointing such Persons exclusive or nonexclusive distributor or Principal Underwriter for the Shares of one or more of the Series or other

11

securities to be issued by the Trust. Every such contract may contain such other terms as the Trustees may determine.

(c) The Trustees are also empowered, at any time and from time to time, to contract with any Persons, appointing such Person(s) to serve as custodian(s), transfer agent and/or shareholder servicing agent for the Trust or one or more of its Series. Every such contract shall comply with such terms as may be required by the Trustees.

(d) The Trustees are further empowered, at any time and from time to time, to contract with any Persons to provide such other services to the Trust or one or more of the Series, as the Trustees determine to be in the best interests of the Trust and the applicable Series.

(e) The fact that:

(i) any of the Shareholders, Trustees, or officers of the Trust is a shareholder, director, officer, partner, trustee, employee, Advisor, advisor, Principal Underwriter, distributor, or affiliate or agent of or for any Person with which an advisory, management or administration contract, or Principal Underwriter's or distributors contract, or transfer, shareholder servicing or other type of service contract may be made, or that

(ii) any Person with which an advisory, management or administration contract or Principal Underwriters or distributors contract, or transfer, shareholder servicing or other type of service contract may be made also has an advisory, management or administration contract, or principal underwriter's or distributors contract, or transfer, shareholder servicing or other service contract, or has other business or interests with any other Person, shall not affect the validity of any such contract or disqualify any Shareholder,
Trustee or officer of the Trust from voting upon or executing the same, or create any liability or accountability to the Trust or its Shareholders, provided approval of each such contract is made pursuant to the applicable requirements of the 1940 Act.

ARTICLE V.

SHAREHOLDERS' VOTING POWERS AND MEETINGS

Section 1. Voting Powers. Subject to the provisions of Article III, Sections 5 and 6(d), the Shareholders shall have right to vote only
(i) for the election or removal of Trustees as provided in Article IV,
Section 1, and (ii) with respect to such additional matters relating to the Trust as may be required


12

by the applicable provisions of the 1940 Act, including Section 16(a) thereof, and (iii) on such other matters as the Trustees may consider necessary or desirable. Each shareholder shall have one vote for each dollar (and a fractional vote for each fractional dollar) of the net asset value of each share (including fractional shares) held by such shareholder on the record date on each matter submitted to a vote at a meeting of shareholders. For purposes of this section, net asset value shall be determined pursuant to Section 3 of Article VIII of the Trustees Bylaws as of the record date for such meeting set pursuant to
Section 5 of such Bylaws. There shall be no cumulative voting in the election of Trustees. Votes may be made in person or by proxy. A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

Section 2. Voting Power and Meetings. Meetings of the Shareholders may be called by the Trustees for the purposes described in Section 1 of this Article V. A meeting of Shareholders may be held at any place designated by the Trustees. Written notice of any meeting of Shareholders shall be given or caused to be given by the Trustees by delivering personally or mailing such notice not more than ninety (90), nor less than ten (10) days before such meeting, postage prepaid, stating the time and place of the meeting, to each Shareholder at the Shareholders address as it appears on the records of the Trust. Whenever notice of a meeting is required to be given to a Shareholder under this Declaration of Trust, a written waiver thereof, executed before or after the meeting by such Shareholder or his or her attorney thereunto authorized and filed with the records of the meeting, or actual attendance at the meeting of Shareholders in person or by proxy, shall be deemed equivalent to such notice.

Section 3. Quorum and Required Vote. Except as otherwise provided by the 1940 Act or in the Trust's Declaration of Trust, at any meeting of shareholders, the presence in person or by proxy of the holders of record of Shares issued and outstanding and entitled to vote representing more than fifty percent of the total combined net asset value of all Shares issued and outstanding and entitled to vote shall constitute a quorum for the transaction of any business at the meeting. Any meeting of Shareholders may be adjourned from time to time by a majority of the votes properly cast upon the question of adjourning a meeting to another date and time, whether or not a quorum is present, and the meeting may be held as adjourned within a reasonable time after the date set for the original meeting without further notice. Subject to the provisions of
Article III, Section 6(d) and the applicable provisions of the 1940 Act, when a quorum is present at any meeting, a majority vote of the combined net asset value of all shares issued outstanding and shall decide any questions except only a plurality vote shall be necessary to elect Trustees.

Section 4. Action by Written Consent. Any action taken by Shareholders may be taken without a meeting if all the holders of Shares entitled to vote on the matter are provided with not less than 7 days written notice thereof and written consent to the action is filed with the records of the meetings of Shareholders by the holders of the number of votes that would be required to approve the

13

matter as provided in Article V, Section 3. Such consent shall be treated for all purposes as a vote taken at a meeting of Shareholders.

Section 5. Record Dates. For the purpose of determining the Shareholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustees may fix a time, which shall be not more than ninety (90) nor less than ten (10) days before the date of any meeting of Shareholders, as the record date for determining the Shareholders having the right to notice of and to vote at such meeting and any adjournment thereof, and in such case only Shareholders of record on such record date shall have such right, notwithstanding any transfer of shares on the books of the Trust after the record date. For the purpose of determining the Shareholders who are entitled to receive payment of any dividend or of any other distribution, the Trustees may fix a date, which shall be before the date for the payment of such dividend or distribution, as the record date for determining the Shareholders having the right to receive such dividend or distribution. Nothing in this Section shall be construed as precluding the Trustees from setting different record dates for different Series.

ARTICLE VI.

NET ASSET VALUE, DISTRIBUTIONS, AND REDEMPTIONS

Section 1. Determination of Net Asset Value, Net Income, and Distributions. Subject to Article III, Section 6 hereof, the Trustees, in their absolute discretion, may prescribe and shall set forth in the By-laws or in a duly adopted resolution of the Trustees such bases and time for determining the per Share net asset value of the Shares of any Series and the declaration and payment of dividends and distributions on the Shares of any Series, as they may deem necessary or desirable.

Section 2. Redemptions and Repurchases. The Trust shall purchase such Shares as are offered by any Shareholder for redemption, upon receipt by the Trust or a Person designated by the Trust that the Trust redeem such Shares or in accordance with such procedures for redemption as the Trustees may from time to time authorize; and the Trust will pay therefor the net asset value thereof, in accordance with the By-Laws and the applicable provisions of the 1940 Act. Payment for said Shares shall be mailed or otherwise sent by the Trust to the Shareholder within seven days after the date on which the request for redemption is received in proper form. The obligation set forth in this
Section 2 is subject to the provision that in the event that any time the New York Stock Exchange (the Exchange) is closed for other than weekends or holidays, or if permitted by the Rules of the Commission during periods when trading on the Exchange is restricted or during any emergency which makes it impracticable for the Trust to dispose of the investments of the applicable Series or to determine fairly the value of the net assets held with respect to such Series or during any other period permitted by order of the Commission for the protection of investors, such obligations may be suspended or postponed by the Trustees.


14

The redemption price may in any case or cases be paid in cash or wholly or partly in kind in accordance with the 1940 Act if the Trustees determine that such payment is advisable in the interest of the remaining Shareholders of the Series of which the Shares are being redeemed. Subject to the foregoing, the selection and quantity of securities or other property so paid or delivered as all or part of the redemption price shall be determined by or under authority of the Trustees. In no case shall the Trust be liable for any delay of any corporation or other Person in transferring securities selected for delivery as all or part of any payment in kind.

Section 3. Redemptions at the Option of the Trust. The Trust shall have the right, at its option, upon prior notice to the affected Shareholder at any time to redeem Shares of any Shareholder at the net asset value thereof as described in Section 1 of this Article VI: (i) if at such time such Shareholder owns Shares of any Series having an aggregate net asset value of less than a minimum value determined from time to time by the Trustees; or
(ii) to the extent that such Shareholder owns Shares of a Series equal to or in excess of a maximum percentage of the outstanding Shares of such Series determined from time to time by the Trustees; or (iii) to the extent that such Shareholder owns Shares equal to or in excess of a maximum percentage, determined from time to time by the Trustees, of the outstanding Shares of the Trust.

ARTICLE VII.

COMPENSATION AND LIMITATION OF LIABILITY

Section 1. Compensation of Trustees. The Trustees as such shall be entitled to reasonable compensation from the Trust, and they may fix the amount of such compensation from time to time. Nothing herein shall in any way prevent the employment of any Trustee to provide advisory, management, legal, accounting, investment banking or other services to the Trust and to be specially compensated for such services by the Trust.

Section 2. Indemnification and Limitation of Liability. The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, Advisor or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustees performance of his or her duties as a Trustee or officer of The Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or

15

officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

Section 3. Indemnification.

(a) Subject to the exceptions and limitations contained in Subsection
(b) below:

(i) every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (Covered Person) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii) as used herein, the words claim, action, suit, or proceeding shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words liability and expenses shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office,

16

or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii) in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry), or by written opinion of independent legal counsel based upon a review of readily available facts
(as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d) To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e) Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

Section 4. Trustee's Good Faith Action, Expert Advice, No Bond or Surety. The exercise by the Trustees of their powers hereunder shall be binding upon everyone interested in or dealing with the Trust.
A Trustee shall be liable to the Trust and to any Shareholder solely for his or her own willful misfeasance,

17

bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust, and shall be under no liability for any act or omission in accordance with such advice nor for failing to follow such advice. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

Section 5. Insurance. The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee or officer in connection with any claim, action, suit or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Trust, whether or not the Trust would have the power to indemnify him or her against such liability under the provisions of this Article.

ARTICLE VIII.

MISCELLANEOUS

Section 1. Liability of Third Persons Dealing with Trustees. No Person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

Section 2. Termination of Trust or Series. Unless terminated as provided herein, the Trust shall continue without limitation of time. The Trust may be terminated at any time by the Trustees upon prior written notice to the Shareholders. Any Series (or class) may be terminated at any time by the Trustees upon prior written notice to the Shareholders of that Series (or class).

Upon termination of the Trust (or any Series, as the case may be), after paying or otherwise providing for all charges, taxes, expenses and liabilities held, severally, with respect to each Series
(or the applicable Series, as the case may be), whether due or accrued or anticipated as may be determined by the Trustees, the Trust shall, in accordance with such procedures as the Trustees consider appropriate, reduce the remaining assets held, severally, with respect to each Series (or the applicable Series, as the case may be), to distributable form in cash or shares or other securities, and any combination thereof, and distribute the proceeds held with respect to each Series
(or the applicable Series, as the case may be), to the Shareholders of that Series, as a Series, ratably according to the number of Shares of that Series held by the several Shareholders on the date of termination.

Section 3. Merger and Consolidation. The Trustees may cause (i) the Trust or one or more of its Series to the extent consistent with applicable law to be merged into or consolidated with another Trust, series or Person,
(ii) the Shares of the Trust or any Series to be converted into beneficial interests in another statutory trust (or series thereof), (iii) the Shares to be exchanged for assets or property under or pursuant to any state or federal statute to the extent permitted by law or (iv) a sale of assets of the Trust or one or more of its Series. Such merger or consolidation, Share conversion, Share exchange or sale of assets must be authorized by vote as provided in Article V, Section 3 herein;
provided that in all respects not governed by statute or applicable law, the Trustees shall have power to prescribe the procedure necessary or appropriate to accomplish a sale of assets, Share exchange, merger or consolidation including the power to create one or more separate statutory trusts to which all or any part of the assets, liabilities, profits or losses of the Trust may be transferred and to provide for the conversion of Shares of the Trust or any Series into beneficial interests in such separate statutory trust or trusts (or series thereof).

Section 4. Amendments. This Declaration of Trust may be restated and/or amended at any time by an instrument in writing signed by a majority of the Trustees then holding office. Any such restatement and/or amendment hereto shall be effective immediately upon execution and approval. The Certificate of Trust of the Trust may be restated and/or amended by a similar procedure, and any such restatement and/or amendment shall be effective immediately upon filing with the Office of the Secretary of State of the State of Delaware or upon such future date as may be stated therein.

Section 5. Filing of Copies, References, Headings. The original or a copy of this instrument and of each restatement and/or amendment hereto shall be kept at the office of the Trust where it may, upon reasonable prior request, be inspected by any Shareholder. Anyone dealing with the Trust may rely on a certificate by an officer of the Trust as to whether or not any such restatements and/or amendments have been made and as to any matters in connection with the Trust hereunder; and, with the same effect as if it were the original, may rely on a copy certified by an officer of the Trust to be a copy of this instrument or of any such restatements and/or amendments. In this instrument and in any such restatements and/or amendment, references to this instrument, and all expressions like herein, hereof and hereunder, shall be deemed to refer to this instrument as amended or affected by any such restatements and/or amendments. Headings are placed herein for convenience of reference only and shall not be taken as a part hereof or control or affect the meaning, construction or effect of this instrument.Whenever the singular number is used herein, the same shall include the plural; and the neuter, masculine and feminine genders shall include each other, as applicable. This instrument may be executed in any number of counterparts each of which shall be deemed an original.

Section 6. Applicable Law. This Declaration of Trust is created under and is to be governed by and construed and administered according to the laws of the State of Delaware and the Delaware Statutory Trust Act, as amended from time to

19

time (the Act). The Trust shall be a Delaware statutory trust pursuant to such Act, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a statutory trust.

Section 7. Provisions in Conflict with Law or Regulations

(a) The provisions of the Declaration of Trust are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the regulated investment company provisions of the Internal Revenue Code or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.

(b) If any provision of the Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of the Declaration of Trust in any jurisdiction.

Section 8. Statutory Trust Only. It is the intention of the Trustees to create a statutory trust pursuant to the Act, and thereby to create only the relationship of trustee and beneficial owners within the meaning of such Act between the Trustees and each Shareholder. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment, joint venture, or any form of legal relationship other than a statutory trust pursuant to such Act. Nothing in this Declaration of Trust shall be construed to make the Shareholders, either by themselves or with the Trustees, partners or members of a joint stock association.

20



IN WITNESS WHEREOF, the Trustee(s) named below does hereby make and enter into this Declaration of Trust as of the Juene 06 day of 2012




/s/ Ferris A Christian
__________________________
By: Ferris A Christian, Trustee



DECLARATION OF TRUST
of
THE Fac Propertys llc INVESTMENT TRUST
a New York Statutory Trust
Principal Place of Business:

1329 Needham Avenue
Bronx New York 10469


21


BY-LAWS
OF
THE Fac Propertys llc INVESTMENT TRUST

Juene 04th, 2012


Table of Contents
-----------------
Page
----
ARTICLE I. Fiscal Year and Offices........................................1
Section 1. Fiscal Year....................................................1
Section 2. Delaware Office................................................1
Section 3. Other Offices..................................................1
ARTICLE II. Meetings of Shareholders......................................1
Section 1. Place of Meeting...............................................1
Section 2. Annual Meetings................................................1
Section 3. Special Meetings...............................................1
Section 4. Notice.........................................................2
Section 5. Record Date for Meetings.......................................2
Section 6. Quorum.........................................................2
Section 7. Voting.........................................................2
Section 8. Inspectors.....................................................3
Section 9. Stock Ledger and List of Shareholders..........................3
Section 10. Action Without Meeting........................................3
ARTICLE III. Trustees.....................................................3
Section 1. General Powers.................................................3
Section 2. Number and Term of Office......................................3
Section 3. Elections......................................................4
Section 4. Place of Meeting...............................................4
Section 5. Quorum.........................................................4
Section 6. Regular Meetings...............................................4
Section 7. Special Meetings...............................................4
Section 8. Telephone Meeting..............................................4
Section 9. Informal Actions...............................................4
Section 10. Committees....................................................4
Section 11. Action of Committees..........................................5
Section 12. Compensation..................................................5
ARTICLE IV. Notices.......................................................5
Section 1. Form...........................................................5
Section 2. Waiver.........................................................5
ARTICLE V. Officers.......................................................5
Section 1. Executive Officers.............................................5


i

Table of Contents
-----------------
continued
Page
----
Section 2. President......................................................6
Section 3. Vice-President.................................................6
Section 4. Secretary......................................................6
Section 5. Assistant Secretaries..........................................6
Section 6. Treasurer......................................................6
Section 7. Assistant Treasurers...........................................6
Section 8. Other Officers.................................................7
Section 9. Compensation...................................................7
Section 10. Tenure........................................................7
ARTICLE VI. Shares of Beneficial Interest.................................7
Section 1. Certificates...................................................7
Section 2. Signature......................................................7
Section 3. Recording and Transfer Without Certificates....................7
Section 4. Lost Certificates..............................................8
Section 5. Transfer of Shares.............................................8
Section 6. Registered Shareholders........................................8
Section 7. Transfer Agents and Registrars.................................8
Section 8. Stock Ledger...................................................8
ARTICLE VII. General Provisions...........................................8
Section 1. Custodianship..................................................8
Section 2. Execution of Instruments.......................................9
Section 3. Net Asset Value................................................9
ARTICLE VIII. Amendments..................................................9

ii

BY-LAWS
THE Fac Propertys llc INVESTMENT TRUST (THE TRUST)
ARTICLE I.
FISCAL YEAR AND OFFICES

Section 1. Fiscal Year. Unless otherwise provided by resolution of the Board of Trustees, the fiscal year of the Trust shall begin on the 1st day of February and end on the last day of January.

Section 2. Delaware Office. The Board of Trustees shall establish a registered office in the State of Delaware and shall appoint as the Trusts registered agent for service of process in the State of Delaware an individual resident of the State of Delaware or a Delaware corporation or a foreign corporation authorized to transact business in the State of Delaware;
in each case the business office of such registered agent for service of process shall be identical with the registered Delaware office of the Trust.

Section 3. Other Offices. The Board of Trustees may at any time establish branch or subordinate offices at any place or places where the Trust intends to do business.

ARTICLE II.

MEETINGS OF SHAREHOLDERS

Section 1. Place of Meeting. Meetings of the shareholders for the election of trustees shall be held in such place as shall be fixed by resolution of the Board of Trustees and stated in the notice of the meeting.

Section 2. Annual Meetings. An annual meeting of shareholders
(the Annual Meeting) will not be held unless the Investment Company Act of 1940 requires the election of trustees to be acted upon.

Section 3. Special Meetings. Special meetings of the shareholders (Special Meetings) may be called at any time by the President, or by a majority of the Board of Trustees, and shall be called by the Secretary upon written request of the holders of shares entitled to cast not less than twenty percent of all the votes entitled to be cast at such meeting provided that (a) such request shall state the purposes of such meeting and the matters proposed to be acted on and (b) the shareholders requesting such meeting shall have paid to the Trust the reasonable estimated cost of preparing and mailing the notice thereof, which the

Secretary shall determine and specify to such shareholders.
No special meeting 3need be called upon the request of shareholders entitled to cast less than a majority of all votes entitled to be cast at such meeting to consider any matter which is substantially the same as a matter voted on at any meeting of the shareholders held during the preceding twelve months. The foregoing provisions of this
Section 3 notwithstanding a special meeting of shareholders shall be called upon the request of the holders of at least ten percent of the votes entitled to be cast for the purpose of considering removal of a trustee from office as provided in section 16(c) of the Investment Company Act of 1940.

Section 4. Notice. Not less than ten, nor more than ninety days before the date of every Annual or Special Meeting of shareholders, the Secretary shall cause to be mailed to each shareholder entitled to vote at such meeting at his (her) address (as it appears on the records of the Trust at the time of mailing) written notice stating the time and place of the meeting and, in the case of a Special Meeting, shall be limited to the purposes stated in the notice. Notice of adjournment of a shareholders meeting to another time or place need not be given, if such time and place are announced at the meeting.

Section 5. Record Date for Meetings. Subject to the provisions of the Declaration of Trust, the Board of Trustees may fix in advance a date not more than ninety, nor less than ten days, prior to the date of any annual or special meeting of the shareholders as a record date for the determination of the shareholders entitled to receive notice of, and to vote at any meeting and any adjournment thereof; and in such case such shareholders and only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to receive notice of and to vote at such meeting and any adjournment thereof as the case may be, notwithstanding any transfer of any stock on the books of the Trust after any such record date fixed as aforesaid.

Section 6. Quorum. Except as otherwise provided by the Investment Company Act of 1940 or in the Trust's Declaration of Trust, at any meeting of shareholders, the presence in person or by proxy of the holders of record of Shares issued and outstanding and entitled to vote representing more than fifty percent of the total combined net asset value of all Shares issued and outstanding and entitled to vote shall constitute a quorum for the transaction of any business at the meeting.

If, however, a quorum shall not be present or represented at any meeting of the shareholders, the holders of a majority of the votes present or in person or by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented to a date not more than 120 days after the original record date. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7. Voting. Each shareholder shall have one vote for each dollar (and a fractional vote for each fractional dollar) of the net asset value of each share (including fractional shares) held by such shareholder on the record date set pursuant to Section 5 on each matter submitted to a vote at a meeting of

2

shareholders. For purposes of this section and Section 6 of this Article II, net asset value shall be determined pursuant to Section 3 Article VII of these Bylaws as of the record date for such meeting set pursuant to
Section 5. There shall be no cumulative voting in the election of trustees. Votes may be made in person or by proxy.

At all meetings of the shareholders, a quorum being present, all matters shall be decided by majority of the votes entitled to be cast held by shareholders present in person or by proxy, unless the question is one for which by express provision of the laws of the State of Delaware, the Investment Company Act of 1940, as from time to time amended, or the Declaration of Trust, a different vote is required, in which case such express provision shall control the decision of such question.
At all meetings of shareholders, unless the voting is conducted by inspectors, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the Chairman of the meeting.

Section 8. Inspectors. At any election of trustees, the Board of Trustees prior thereto may, or, if they have not so acted, the Chairman of the meeting may appoint one or more inspectors of election who shall first subscribe an oath of affirmation to execute faithfully the duties of inspectors at such election with strict impartiality and according to the best of their ability, and shall after the election make a certificate of the result of the vote taken.

Section 9. Stock Ledger and List of Shareholders. It shall be the duty of the Secretary or Assistant Secretary of the Trust to cause an original or duplicate share ledger to be maintained at the office of the Trust's transfer agent. Such share ledger may be in written form or any other form capable of being converted into written form within a reasonable time for visual inspection.

Section 10. Action Without Meeting. Any action to be taken by shareholders may be taken without a meeting if a majority of the shares entitled to vote on the matter (or such larger proportion thereof as required by law) consent to the action in writing and the written consents are filed with the records of the meetings of Shareholders. Such consent shall be treated for all purposes as a vote taken at a meeting of Shareholders.

ARTICLE III.

TRUSTEES

Section 1. General Powers. The business of the Trust shall be managed under the direction of its Board of Trustees, which may exercise all powers of the Trust, except such as are by statute, or the Declaration of
 Trust, or by these Bylaws conferred upon or reserved to the shareholders.

Section 2. Number and Term of Office. The number of trustees which shall constitute the whole Board shall be determined from time to time by the Board of Trustees, but shall not be fewer than the minimum number permitted by applicable

3

laws, nor more than fifteen. Each trustee elected shall hold office until his successor is elected and qualified. Trustees need not be shareholders.

Section 3. Elections. Provided a quorum is present, the trustees shall be elected by the vote of a plurality of the votes present in person or by proxy, except that any vacancy on the Board of Trustees may be filled by a majority vote of the Board of Trustees, although less than a quorum, subject to the requirements of Section 16(a) of the Investment Company Act of 1940.

Section 4. Place of Meeting. Meetings of the Board of Trustees, regular or special, may be held at any place as the Board may from time to time determine.

Section 5. Quorum. At all meetings of the Board of Trustees, one-third of the entire Board of Trustees shall constitute a quorum for the transaction of business provided that in no case may a quorum be less than two persons. The action of a majority of the trustees present at any meeting at which a quorum is present shall be the action of the Board of Trustees unless the concurrence of a greater proportion is required for such action by the Investment Company Act of 1940, these Bylaws or the Declaration of Trust. If a quorum shall not be present at any meeting of trustees, the trustees present thereat may by a majority vote adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present.

Section 6. Regular Meetings. Regular meetings of the Board of Trustees may be held without additional notice at such time and place as shall from time to time be determined by the Board of Trustees provided that notice of any change in the time or place of such meetings shall be sent promptly to each trustee not present at the meeting at which such change was made in the manner provided for notice of special meetings.

Section 7. Special Meetings. Special meetings of the Board of Trustees may be called by the President or any two (2) trustees on one day's notice to each trustee.

Section 8. Telephone Meeting. Members of the Board of Trustees or a committee of the Board of Trustees may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time.

Section 9. Informal Actions. Any action required or permitted to be taken at any meeting of the Board of Trustees or of any committee thereof may be taken without a meeting, if a written consent to such action is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 10. Committees. The Board of Trustees may by resolution passed by a majority of the entire Board appoint from among its members an Audit Committee and other committees composed of two or more trustees, and may delegate to such committees, in the intervals between meetings of the Board of Trustees, any or all of the powers of the Board of Trustees in the management of the business and affairs of the Trust.

4

Section 11. Action of Committees. In the absence of an appropriate resolution of the Board of Trustees, each committee may adopt such rules and regulations governing its proceedings, quorum and manner of acting as it shall deem proper and desirable, provided that the quorum shall not be less than two trustees.The committees shall keep minutes of their proceedings and shall report the same to the Board of Trustees at the meeting next succeeding, and any action by the committee shall be subject to revision and alteration by the Board of Trustees, provided that no rights of third persons shall be affected by any such revision or alteration. In the absence of any member of such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint a member of the Board of Trustees to act in the place of such absent member.

Section 12. Compensation. Any trustee, whether or not he is a salaried officer or employee of the Trust, may be compensated for his services as trustee or as a member of a committee of trustees, or as chairman of a committee by fixed periodic payments or by fees for attendance at meetings or by both, and in addition may be reimbursed for transportation and other expenses, all in such manner and amounts as the Board of Trustees may from time to time determine.

ARTICLE IV.

NOTICES

Section 1. Form. Notices to shareholders shall be in writing and delivered personally or mailed to the shareholders at their addresses appearing on the books of the Trust. Notices to trustees shall be oral or by telephone or facsimile or in writing delivered personally or mailed to the trustees at their addresses appearing on the books of the Trust. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Subject to the provisions of the Investment Company Act of 1940, notice to trustees need not state the purpose of a regular or special meeting.

Section 2. Waiver. Whenever any notice of the time, place or purpose of any meeting of shareholders, trustees or a committee is required to be given under the provisions of the Declaration of Trust or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice and filed with the records of the meeting, whether before or after the holding thereof, or actual attendance at the meeting of shareholders in person or by proxy, or at the meeting of trustees or a committee in person, shall be deemed equivalent to the giving of such notice to such persons.

ARTICLE V.

OFFICERS

Section 1. Executive Officers. The officers of the Trust shall be chosen by the Board of Trustees and shall include a President, a Secretary and a Treasurer. The Board of Trustees may, from time to time, elect or appoint other officers, including one or more Vice Presidents, Assistant
Secretaries and Assistant

5

Treasurers. The same person may hold two or more offices, except that no person shall be both President and Vice-President.

Section 2. President. The President shall be the chief executive officer of the Trust. The President shall see that all orders and resolutions of the Board are carried into effect. The President shall also be the chief administrative officer of the Trust and shall perform such other duties and have such other powers as the Board of Trustees may from time to time prescribe.

Section 3. Vice-President. The Vice-Presidents, in order of their seniority, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Trustees or the President may from time to time prescribe.

Section 4. Secretary. The Secretary shall attend all meetings of the Board of Trustees and all meetings of the shareholders and record all the proceedings thereof and shall perform like duties for any committee when required.
He shall give, or cause to be given, notice of meetings of the shareholders and of the Board of Trustees, shall have charge of the records of the Trust, including the stock books, and shall perform such other duties as may be prescribed by the Board of Trustees or Chief Executive Officer, under whose supervision he shall be. He shall keep in safe custody the seal of the Trust and, when authorized by the Board of Trustees, shall affix and attest the same to any instrument requiring it. he Board of Trustees may give general authority to any other officer to affix the seal of the Trust and to attest the affixing by his signature.

Section 5. Assistant Secretaries. The Assistant Secretaries (if any) in order of their seniority, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Trustees shall prescribe.

Section 6. Treasurer. The Treasurer, unless another officer has been so designated, shall be the chief financial officer of the Trust. He shall have general charge of the finances and books of account of the Trust. Except as otherwise provided by the Board of Trustees, he shall have general supervision of the funds and property of the Trust and of the performance by the custodian of its duties with respect thereto. He shall render to the Board of Trustees, whenever directed by the Board, an account of the financial condition of the Trust and of all his transactions as Treasurer. He shall cause to be prepared annually a full and correct statement of the affairs of the Trust, including a balance sheet and a statement of operations for the preceding fiscal year. He shall perform all the acts incidental to the office of Treasurer, subject to the control of the Board of Trustees.

Section 7. Assistant Treasurers. The Assistant Treasurers (if any), in order of their seniority, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Board of Trustees may from time to time prescribe.

6

Section 8. Other Officers. The Board of Trustees from time to time may appoint such other officers and agents as it shall deem advisable, who shall hold their offices for such terms and shall exercise powers and perform such duties as shall be determined from time to time by the Board. The Board of Trustees from time to time may delegate to one or more officers or agents the power to appoint any such subordinate officers or agents and to prescribe their respective rights, terms of office, authorities and duties.

ARTICLE VI.

SHARES OF BENEFICIAL INTEREST

Section 1. Certificates. A certificate or certificates representing and certifying the class and the full, but not fractional, number of shares of beneficial interest owned by each shareholder in the Trust shall not be issued except as the Board of Trustees may otherwise determine from time to time. Any such certificate issued shall be signed by facsimile signature or otherwise by the President or a Vice-President and countersigned by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer.

Section 2. Signature. In case any officer who has signed any certificate ceases to be an officer of the Trust before the certificate is issued, the certificate may nevertheless be issued by the Trust with the same effect as if the officer had not ceased to be such officer as of the date of its issue.

Section 3. Recording and Transfer Without Certificates. The Trust shall have the full power to participate in any program approved by the Board of Trustees providing for the recording and transfer of ownership of the Trust's shares by electronic or other means without the issuance of certificates.

7

Section 4. Lost Certificates. The Board of Trustees may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Trust alleged to have been stolen, lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to have been stolen, lost or destroyed, or upon other satisfactory evidence of such theft, loss or destruction and may in its discretion and as a condition precedent to the issuance thereof, require the owner of such stolen, lost or destroyed certificate or certificates, or his legal representative, to give the Trust a bond with sufficient surety, to the Trust to indemnify it against any loss or claim that may be made by reason of the issuance of a new certificate.

Section 5. Transfer of Shares. Transfers of shares of beneficial interest of the Trust shall be made on the books of the Trust by the holder of record thereof (in person or by his attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the Secretary of the Trust) (i) if a certificate or certificates have been issued, upon the surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments of transfer, representing such shares, or (ii) as otherwise prescribed by the Board of Trustees. Every certificate exchanged, surrendered for redemption or otherwise returned to the Trust shall be marked Canceled with the date of cancellation.

Section 6. Registered Shareholders. The Trust shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by applicable law or the Declaration of Trust.

Section 7. Transfer Agents and Registrars. The Board of Trustees may, from time to time, appoint or remove transfer agents and or registrars of the Trust, and they may appoint the same person as both transfer agent and registrar. Upon any such appointment being made, all certificates representing shares of beneficial interest thereafter issued shall be countersigned by such transfer agent and shall not be valid unless so countersigned.

Section 8. Stock Ledger. The Trust shall maintain an original stock ledger containing the names and addresses of all shareholders and the number and class of shares held by each shareholder. Such stock ledger may be in written form or any other form capable of being converted into written form within reasonable time for visual inspection.

ARTICLE VII.

GENERAL PROVISIONS

Section 1. Custodianship. Except as otherwise provided by resolution of the Board of Trustees, the Trust shall place and at all times maintain in the custody of a custodian (including any sub-custodian for the custodian) all funds, securities and similar investments owned by the Trust.
Subject to the

8

approval of the Board of Trustees, the custodian may enter into arrangements with securities depositories, provided such arrangements comply with the provisions of the Investment Company Act of 1940 and the rules and regulations promulgated thereunder.

Section 2. Execution of Instruments. All deeds, documents, transfers, contracts, agreements and other instruments requiring execution by the Trust shall be signed by a Trustee, the President, the Secretary, the Treasurer, a Vice President, an Assistant Secretary, an Assistant Treasurer or any other person authorized by the Board of Trustees.

Section 3. Net Asset Value. The net asset value per share shall be determined separately as to each class and each series of the Trusts shares, by dividing the sum of the total market value of the class's investments and other assets, less any liabilities, by the total outstanding shares of such class, subject to the Investment Company Act of 1940 and any other applicable Federal securities law or rule or regulation currently in effect.

ARTICLE VIII.

AMENDMENTS

The Board of Trustees shall have the power to make, alter and repeal the Bylaws of the Trust.

9